Form 10-K405, Exhibit 13
period 1996-12-31
BROCK INTERNATIONAL INC
filed 1997-03-31
CIK 897078

                                  EXHIBIT 13

BROCK
     INTERNATIONAL
                                   1996
                          ANNUAL REPORT

FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
BROCK INTERNATIONAL, INC.
Year Ended December 31,                              1996        1995        1994        1993         1992
(in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------
Net Revenues                                        23,222      28,001      30,697      25,465      17,030
Income (Loss) Before Taxes                         (10,115)     (4,928)        737       4,407       2,662
Income Tax (Provision) Benefit                       1,055       1,837        (192)     (1,549)     (1,023)
Net Income (Loss)                                   (9,060)     (3,091)        545       2,858       1,639
Net Income (Loss) Per Common Share                   (1.81)       (.63)        .11         .66         .51
Total Assets                                        18,367      26,045      29,127      27,591       9,027
Total Non-Current Liabilities                          125        --           960         906       2,122
Weighted Average Common and
  Common Share Equivalents                           5,000       4,932       4,960       4,339       3,211
-----------------------------------------------------------------------------------------------------------

               TAILORABLE INTEGRATED SALES & MARKETING SOLUTIONS

     CONTENTS
     1996 Letter to Shareholders ....................................    2
     Condensed Balance Sheet ........................................    4
     Condensed Statement of Income ..................................    5
     Condensed Statement of Changes in Shareholders' Equity .........    6
     Report of Independent Accountants ..............................    6
     Condensed Statement of Cash Flow ...............................    7
     Board of Directors and Officers ................................    8
     Shareholder Information ........................    Inside Back Cover

1996 LETTER TO SHAREHOLDERS

1996 was a difficult year for Brock International. Operating performance was poor: the company had a substantial loss on revenues of $23.2 million. However, with these results came the beginning of transformation. I joined the company in December to restore financial health and stimulate growth. We promptly restructured operations and included $1.6 million in restructuring charges and $4.3 million in other charges in the 1996 results. The company began 1997 with operating expenses under control and a commitment to capitalize on the company's strengths to revitalize the business.

REFLECTIONS ON 1996

The company progressed in many ways despite a disappointing 1996 performance. Revenues from international software licenses grew by 51 percent and international operations grew to one-third of total revenues during the year. Sales and service coverage outside the United States increased to more than 160 specialists located on five continents. In early 1996, the company's name was changed from Brock Control Systems, Inc. to Brock International, Inc. to reflect this growing worldwide market reach.

The company committed a net $2 million to product development in 1996, releasing Internet-enabled software as well as new versions of the TakeControl(R) and ToolShop(R) products. We deployed the new versions extensively, added 49 new customers, and responded to more than 95 percent of customers' technical questions within one hour. Because of the continuing value of the company's products and services, maintenance revenues remained constant from 1995 to 1996 at $5.1 million.

BROCK ASSETS

The company entered 1997 with assets that far exceed most of the small and undercapitalized competitors in our fragmented marketplace. The new, lean and efficient Brock is building on the following strengths to stem financial loss and ignite growth:

   -  robust, proven sales and marketing software products

   - an expansive customer base with thousands of satisfied users around the world

   - a large professional services staff and more experience than any competitor in our market space

   - a global network of 16 affiliates who tailor Brock solutions to local needs in Europe, Asia, Australia, Africa and Latin America

MARKET OPPORTUNITY

The business functions we address - sales, marketing and customer service -- are the next frontier of enterprise systems. With a growth rate estimated at 30 to 50 percent, this market is ripe with opportunity. In the developmental phase, the market has been technology-driven. Vendors compete on the basis of features rather than benefits and audacity outsells acumen; so, many companies experience long, expensive, and frustrating implementations. As the market matures, an emerging class of pragmatic buyers are now demanding solutions that deliver tangible results more quickly and at a lower cost. They want software that goes beyond automating existing sales functions to augment sales and marketing effectiveness. They want to integrate field sales and telemarketing information to reveal a holistic view of customer relationships throughout the enterprise.

COMPETITIVE STRATEGY

Brock International will focus on these value-oriented buyers because our strengths dovetail with their demands. We will hone our product and service offerings for rapid implementations in progressive business-to-business environments. We will win competitively by delivering compelling value:

   - combining our sales, marketing, and customer support applications into one product with a common database and improved functionality

   - offering this complete product at a considerably lower cost than comparable enterprise systems

   - providing cost-effective service options for successful implementation of tailored solutions more rapidly than competitive alternatives

In addition to delivering unique value, we will develop the capacity for growth by increasing sales coverage in the United States and expanding our network of affiliates; cultivating strategic partners who share our commitment to customer satisfaction; and delivering additional products by development and/or acquisition.

FINANCIAL STRATEGY

Brock begins 1997 with a plan to stabilize operations and to initiate steady progress toward profitability. We have restructured operations and reduced overhead so we can offer world-class products and services at advantageous prices. We have adopted rigorous financial discipline and are carefully managing cash. However, we are not pursuing near-term quarterly profits. Our strategy is to build long-term value through profitable revenue growth in an explosive market. Accordingly, we are investing in growth drivers: research and development, sales, marketing, and customer service.

Every shareholder should know that Brock International is no longer conducting "business as usual." Today's Brock is a new company, seasoned by trials and energized by a fresh start in a dynamic market. We are wholly committed to success -- for our customers, our partners, our shareholders, and ourselves. You should not expect our financial turnaround to be quick, but you should expect it to be substantive.

                                             Sincerely,

                                             /s/ R. Douglas MacIntyre
                                             -----------------------------
                                             R. Douglas MacIntyre
                                             President and Chief Executive
                                             Officer

CONDENSED BALANCE SHEET

--------------------------------------------------------------------------------------------
(in thousands, except share and per share data) December 31,             1996         1995
--------------------------------------------------------------------------------------------
ASSETS
     Current assets
        Cash and cash equivalents                                      $  1,104     $    283
        Marketable securities                                             5,843        7,854
        Accounts receivable, less allowance for doubtful
          accounts of $1,971 and $1,415                                   4,120        8,092
        Deferred tax asset                                                  834          652
        Prepaid expenses and other                                          130          170
---------------------------------------------------------------------------------------------
          Total current assets                                           12,031       17,051
     Property and equipment, net                                          2,906        4,035
     Software development costs, net                                      1,508        3,985
     Deferred tax asset                                                   1,922          974
                                                                       $ 18,367     $ 26,045
---------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------
     Current liabilities
        Line of credit                                                 $  1,975     $    985
        Current portion of note payable                                      83         --
        Accounts payable                                                  1,012          957
        Accrued restructuring costs                                       1,111         --
        Sales tax payable                                                   378          633
        Deferred revenue                                                  1,464        1,971
        Accrued employee compensation and benefits                          680        1,126
        Other accrued liabilities                                            97          143
---------------------------------------------------------------------------------------------
          Total current liabilities                                       6,800        5,815
     Note Payable                                                           125         --
---------------------------------------------------------------------------------------------
                                                                          6,925        5,815

        Preferred stock, no par, 1,000,000 shares
           authorized and no shares issued or outstanding
        Common stock, stated value $.0019 per share; 10,000,000
           shares authorized; 4,936,555 and 4,908,815 shares issued
           and outstanding                                                    9            9
        Additional paid-in capital                                       18,909       18,744
        Unrealized loss on marketable securities                            (14)        (121)
        Retained (deficit) earnings                                      (7,462)       1,598
---------------------------------------------------------------------------------------------
                                                                         11,442       20,230
---------------------------------------------------------------------------------------------
                                                                       $ 18,367     $ 26,045
---------------------------------------------------------------------------------------------

CONDENSED STATEMENT OF INCOME

------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
------------------------------------------------------------------------------------------------
For the year ended December 31,                           1996                1995         1994
------------------------------------------------------------------------------------------------
NET REVENUES
  Software                                            $  9,834            $ 11,720     $ 14,571
  Services                                               7,267               9,717       10,025
  Maintenance                                            5,143               5,104        4,526
  Other                                                    978               1,460        1,575
------------------------------------------------------------------------------------------------
                                                        23,222              28,001       30,697
------------------------------------------------------------------------------------------------
COST AND EXPENSES
  Cost of revenues
     Software                                            4,883               2,477        2,212
     Services                                            5,908               7,968        6,460
     Maintenance                                         2,002               2,014        2,274
     Other                                                 895               1,419        1,471
  Sales and marketing                                   10,083              12,045       10,835
  Product development                                    2,010               1,794          708
  General and administrative                             6,027               5,625        6,346
  Restructuring costs                                    1,598                --           --
------------------------------------------------------------------------------------------------
     Operating (loss) income                           (10,184)             (5,341)         391
Interest expense                                          (156)                (74)        --
Interest income                                            225                 487          346
------------------------------------------------------------------------------------------------
(Loss) income before income taxes                      (10,115)             (4,928)         737
Income tax benefit (provision)                           1,055               1,837         (192)
Net (loss) income                                       (9,060)           $ (3,091)    $    545
------------------------------------------------------------------------------------------------
Net (loss) income per share
  Primary                                             $  (1.81)           $   (.63)    $    .11
------------------------------------------------------------------------------------------------
  Fully diluted                                       $  (1.81)           $   (.63)    $    .11
------------------------------------------------------------------------------------------------

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)
------------------------------------------------------------------------------------------------------------------
                                                                                 UNREALIZED
                                                                     ADDITIONAL     LOSS ON     RETAINED
                                                COMMON STOCK          PAID-IN     MARKETABLE   EARNINGS
                                             SHARES       AMOUNT      CAPITAL     SECURITIES   (DEFICIT)    TOTAL
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                4,681,371    $     9       16,275           --     $ 4,144     20,428
------------------------------------------------------------------------------------------------------------------
Exercise of common stock options              193,300         --        2,232           --          --      2,232
Unrealized loss on marketable securities           --         --           --       $ (261)         --       (261)
Net income                                         --         --           --           --         545        545
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                4,874,671    $     9       18,507       $ (261)    $ 4,689     22,944
------------------------------------------------------------------------------------------------------------------
Exercise of common stock options               17,564         --          140           --          --        140
Employee stock-purchases                       16,580         --           97           --          --         97
Unrealized loss on marketable securities           --         --           --          140          --        140
Net loss                                           --         --           --           --      (3,091)    (3,091)
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                4,908,815    $     9      $18,744       $ (121)    $ 1,598    $20,230
------------------------------------------------------------------------------------------------------------------
Exercise of common stock options                9,242         --           59           --          --         59
Employee stock-purchases                       18,498         --          106           --          --        106
Unrealized loss on marketable securities           --         --           --          107          --        107
Net loss                                           --         --           --           --      (9,060)    (9,060)
------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                4,936,555    $     9      $18,909        $ (14)    $(7,462)   $11,442
------------------------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BROCK INTERNATIONAL, INC.

We have audited, in accordance with generally accepted auditing standards, the financial statements of Brock International, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 appearing under item 14(a)(1) and (2) on page 37 in the Company's Annual Report on Form 10-K; and in our report dated February 3, 1997 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1996 and 1995 and the related condensed statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1996, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

                                                  Price Waterhouse LLP
                                                  Atlanta, Georgia
                                                  February 3, 1997

CONDENSED STATEMENT OF CASH FLOW
-----------------------------------------------------------------------------------------------------
(in thousands)
-----------------------------------------------------------------------------------------------------
For the year ended December 31,                                     1996           1995       1994
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net (loss) income                                               $ (9,060)    $ (3,091)    $    545
  Adjustments to reconcile net income to net cash
    provided by operating activities
       Depreciation and amortization                                 3,431        2,958        1,576
       Write-down of software development costs to
         net realizable value                                        2,583           --           --
       Loss on disposal of fixed assets                                646           --           --
       Noncash interest on marketable securities                      (222)        (307)        (343)
       Provision for bad debts                                       1,837        1,753        2,152
       Deferred income taxes                                        (1,130)      (1,822)        (534)
       Changes in assets and liabilities
         Decrease (increase) in accounts receivable                  2,135       (1,022)      (1,641)
         Decrease (increase) in prepaid expenses and other              40          584         (552)
         Increase (decrease) in accounts payable                        55         (868)        (261)
         Increase in accrued restructuring                           1,111           --           --
         Increase (decrease) in sales tax payable                     (255)          36          (25)
         Decrease (increase) in deferred revenue                      (507)         390          (65)
         Decrease (increase) in accrued employee
           compensation and benefits                                  (446)           2          (84)
         Decrease (increase) in other accrued liabilities              (46)          47         (599)
-----------------------------------------------------------------------------------------------------
         Total adjustments                                           9,232        1,751         (376)
-----------------------------------------------------------------------------------------------------
           Net cash provided by (used in) operating activities         172       (1,340)         169
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Software development costs                                        (2,186)      (2,562)      (1,679)
  Purchases of property and equipment                                 (869)      (1,335)      (2,320)
  Purchase of marketable securities                                (15,710)      (1,661)      (1,000)
  Proceeds from sale of marketable securities                       18,051        5,261        2,310
-----------------------------------------------------------------------------------------------------
           Net cash used in investing activities                      (714)        (297)      (2,689)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Exercise of common stock options                                      59          140        2,232
  Proceeds from employee stock purchase plan                           106           97           --
  Borrowings under line of credit                                    2,990        2,485           --
  Repayments of borrowings under line of credit                     (2,000)      (1,500)          --
  Borrowings under note payable                                        250           --           --
  Repayments of note payable                                           (42)          --           --
-----------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                 1,363        1,222        2,232
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                        821         (415)        (288)
Cash and cash equivalents, beginning of year                           283          698          986
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $  1,104     $    283     $    698
-----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
   Cash paid during the year for interest                         $    157     $     28     $     --
-----------------------------------------------------------------------------------------------------
   Cash paid for income taxes                                     $     --     $     --     $    655
-----------------------------------------------------------------------------------------------------

 BOARD OF DIRECTORS AND OFFICERS
                                                                       OFFICERS
                                                           R. DOUGLAS MACINTYRE
                                          President and Chief Executive Officer

                                                                JAMES A. BYRNES
                                                          Vice President, Sales

                                                               JUDITH A. VITALE
                                         Director of Finance and Administration

                                                                  WAYNE P. WEBB
                                       Vice President, International Operations

DIRECTORS

RICHARD T. BROCK, CHAIRMAN
Mr. Brock founded Brock International, Inc. in 1984 to answer the call of businesses needing a solution to automate their sales, marketing and customer service processes. Mr. Brock's ideas and vision helped create an industry that is becoming a top priority of businesses worldwide. Mr. Brock also founded and served as chief executive officer of Management Control Systems, Inc., now a division of CLR Professional Software. Mr. Brock received his master of business administration degree from Louisiana State University and his bachelor of science degree from Spring Hill College. Mr. Brock is also a Certified Public Accountant.

R. DOUGLAS MACINTYRE
Mr. MacIntyre serves as president and chief executive officer of Brock International since joining the company in December 1996. From 1994 until that time, Mr. MacIntyre served as president and chief executive officer and director of Dun & Bradstreet Software. From 1990 to 1993, Mr. MacIntyre served as president, chief operating officer and director of Software 2000, and from 1980 to 1990 he held various management positions at Management Science America, Inc. He is chairman of HomeCom Communications and immediate past president of the American Software Association. Mr. MacIntyre received his bachelor of science degree from the U.S. Military Academy at West Point, and a master of science degree in business administration from Boston University.

SAID MOHAMMADIOUN
Mr. Mohammadioun has over 25 years of experience in the computer industry. He is currently chief executive officer of Synchrologic Inc., a company in the client/server tools market. He also serves on the board of Intelliquest Communications Inc., Software Builders, Inc., and Advisory Board of College of Computing at The Georgia Institute of Technology. From 1990 to 1995, he was vice president of Lotus Development Corporation, running various product divisions. Mr. Mohammadioun was founder and chief executive officer of Samna Corporation from 1982 until it was acquired by Lotus in 1990. Mr. Mohammadioun received his bachelor and master degrees in electrical engineering from Georgia Institute of Technology and a master of business administration from Georgia State University.

HARRY S. GRUNER
Since November 1992, Mr. Gruner has been a general partner of JMI Equity Fund, a private equity investment partnership. From 1986 until 1992, Mr. Gruner was a Principal in the technology group for Alex. Brown & Sons, Inc. Mr. Gruner is also director of Hyperion Software, Inc., the META Group, Inc., Jackson Hewitt, Inc., Optika Imaging, Inc., V-ONE Corporation and numerous other privately held companies. Mr. Gruner holds a master of business administration from Harvard Business School and a bachelor of art from Yale University.

JAMES R. PORTER
Mr. Porter has served since September 1985 as president and chief executive officer of Triad Systems Corp., a provider of business and information management solutions for the retail hardlines industry and the automotive aftermarket. Previously, he served in executive capacities at Informatics General Corporation and United Systems International. Mr. Porter serves on the board of directors for the Information Technology Association of America and Silicon Valley Bank of San Jose. Mr. Porter earned his bachelor of science degree in engineering from Texas A&M and attended Harvard Graduate School of Business. He is a member of the Texas A&M University Engineering School Advisory Council.

SHAREHOLDER INFORMATION

Corporate Headquarters
Brock International, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

TRANSFER AGENT AND REGISTRAR
First Union of North Carolina
Shareholder Services Group
Two First Union Center
Charlotte, NC  28288-1154
Information Contact:
Mr. Patrick Edwards
704-383-1973

ANNUAL SHAREHOLDERS MEETING
Tuesday, May 6, 1997
from 2:30 p.m. to 4:00 p.m.
Brock International Headquarters
2859 Paces Ferry Road, Suite 1000
Atlanta, GA  30339
770-431-1200

CORPORATE COUNSEL
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

FORM 10K
A copy of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 1996, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:
Judith A. Vitale
Director of Finance and Administration
Brock International, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Atlanta, Georgia

STOCK LISTING
NASDAQ Symbol: BROC

PRODUCT INQUIRIES
For more information about the Company's products and services, e-mail Brock at info@broc.com or call 800-221-0775 or 770-431-1200 or visit Brock's web site at http://www.broc.com

The following table shows the price range of the Company's Common Stock (high and low bid information) for the indicated fiscal quarters. The prices represent quotations between dealers and do not necessarily represent actual transactions and do not include retail mark-ups, mark-downs or commissions. As of December 31, 1996 there were approximately 77 shareholders of record and approximately 1,600 persons or entities who hold common stock in nominee name.

----------------------------------------------------
Fiscal 1996    First     Second   Third   Fourth
----------------------------------------------------
High           $11.25    $ 8.75   $ 7.50  $ 4.875
Low            $ 6.25    $ 6.50   $ 4.25  $ 2.875
----------------------------------------------------
Fiscal 1995    First     Second   Third   Fourth
----------------------------------------------------
High           $ 7.50    $ 8.75   $ 9.25  $11.00
Low            $ 5.75    $ 6.50   $ 7.50  $ 6.75
----------------------------------------------------

CREDITS:
Design and Production: Barry W. Gregg -- Disk Functional Design
Print Management: Mary Barton Productions

(C)1997 Brock International, Inc. All rights reserved. TakeControl is a trademark of Brock International, Inc. All other trademarks and registered trademarks are property of their respective holders.

                              BROCK INTERNATIONAL

                            Overlook III, Suite 1000

                             2859 Paces Ferry Road

                             Atlanta, Georgia 30339

                                  800.221.0775

                                  770.431.1200

                                FAX 770.431.1201

                              e-mail info@broc.com

                              http://www.broc.com

                               1996 ANNUAL REPORT