Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTWAVE TECHNOLOGIES INC
filed 1998-03-27
CIK 897078

                                                                      EXHIBIT 13

                                                                    EXHIBIT 13


------------------------------------------------------------------------------

                          Firstwave Technologies, Inc.




                                     ANNUAL

                                REPORT    [LOGO]





















                                      1997

------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------

------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

FIRSTWAVE TECHNOLOGIES, INC.


Year Ended December 31,                          1997       1996       1995       1994      1993

(In thousands, except per share data)
-------------------------------------------------------------------------------------------------
Net revenues                                 $ 15,848   $ 23,222   $ 28,001   $ 30,697   $ 25,465
Income (loss) before taxes                     (1,377)   (10,115)    (4,928)       737      4,407
Income tax (provision) benefit                   (133)     1,055      1,837       (192)    (1,549)
Net income (loss)                              (1,510)    (9,060)    (3,091)       545      2,858
Basic net income (loss) per common share        (0.30)     (1.81)     (0.63)       .11        .69
Diluted net income (loss) per common share      (0.30)     (1.81)     (0.63)       .11        .66
Total assets                                   14,286     18,367     26,045     29,127     27,591
Total non-current liabilities                $      -   $    125   $      -   $    960    $   906
Weighted average common and
   common share equivalents                     5,035      5,000      4,932      4,960      4,339


                                        ------------------------------------------------------------
                                        CONTENTS
                                        ------------------------------------------------------------

                                        Letters to Shareholders....................................2

                                        Condensed Balance Sheet....................................4

                                        Condensed Statement of Operations..........................5

                                        Condensed Statement of Changes in Shareholders' Equity.....6

                                        Report of Independent Accountants..........................6

                                        Condensed Statement of Cash Flow...........................7

                                        Board of Directors and Officers............................8

                                        Shareholder Information....................Inside Back Cover



                                             First Wave Technologies, Inc.     1

--------------------------------------------------------------------------------
LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

I am pleased to report significant progress in the pivotal first year of our company's transformation. We have revitalized the business to begin 1998 with stable operations, a bright future, and aggressive plans for expansion. In support of these plans, we changed the company's name to Firstwave Technologies, Inc. on March 1, 1998.


A YEAR OF TRANSFORMATION

In 1997 Brock began implementing a two-year turnaround plan designed to stabilize operating performance, restore financial health, and stimulate long-term growth. Early in the year, we restructured operations to reduce overhead and eliminate unproductive activities. We enforced rigorous financial discipline and managed the balance sheet carefully. Throughout the year, we strengthened customer relationships by dedicating staff to customer care and delivering improved products and services. While reducing overall expenses significantly, we increased research and development investment 34 percent, including in-process R&D. We enhanced our products with technical advances, interfaces to the World Wide Web, new features for multi-national companies, new capabilities to facilitate team selling, and Year 2000 compliance. We assembled a strong management team who analyzed our markets, studied the competition, explored emerging technologies, and developed growth strategies. At year-end, we acquired Netgain Corp., an innovative young company with revolutionary technology.


FINANCIAL RESULTS

Financial performance met or exceeded expectations in each quarter of 1997. Excluding a one-time charge related to the Netgain acquisition, the company posted consecutive quarterly operating profits in the second half of the year. We reported the first year-over-year quarterly revenue growth in the fourth quarter as license revenues surged 41 percent over the fourth quarter of 1996. I believe these results signaled the transition from quarterly decline to growth - a key indicator of financial turnaround.


As anticipated, annual revenues of $15.8 million were lower than the $23.2 million reported in 1996. Due to operating efficiencies, the net loss of $1.5 million ($.30 per share) was a major improvement over 1996. The client services team performed especially well after restructuring. Consulting staff utilization consistently exceeded 75 percent with gross margins greater than 20 percent. Maintenance revenues grew and customer retention improved by 20 percent as implementation success and customer satisfaction increased. The balance sheet reflects the strength of a smaller, healthier company with a secure cash position and a solid foundation for future growth.


CURRENT PRODUCT STRATEGY

We will continue improving the existing business while investing in expansion strategies to stimulate growth. The revenue streams and customer relationships of our existing business provide a sound platform for launching new products and services. We remain dedicated to the thousands of people who depend on us around the world, and we will continue to support and enhance the products we are selling today. These full-featured products optimize sales, marketing, and customer service functions for major companies in 20 countries. We will maintain the Unix products, provide award-winning TakeControl(R) client/server applications, offer Year 2000 upgrades, remain compatible with the most popular database managers and operating systems, and provide personal service whenever customers need it.





2         Firstwave Technologies, Inc.

-------------------------------------------------------------------------------

NETGAIN(TM) STRATEGY

We plan to propel growth with innovative products based on the advanced Netgain architecture. In conjunction with a new corporate identity campaign, we are launching Netgain Enterprise(TM), the first commercial customer information system designed specifically to leverage Internet technologies. The present generation of competitive products in our marketplace was built with early client/server technology to automate direct sales forces and other internal corporate departments. Due to technical limitations, these products have little utility for the fast-growing class of companies who sell through multiple channels and business partners. Netgain is ideally suited to the needs of these progressive organizations because it is designed to support and integrate all revenue functions of an "extended enterprise".

We anticipate mid-1998 shipments of the first product in the suite, Netgain Sales(TM). This product is designed to help professional salespeople manage contacts, accounts, opportunities, and activities with minimum effort for maximum effectiveness. Modeled after the most creative web applications, Netgain Sales is highly intuitive and easy to learn and use. Any authorized user can securely access the system through a standard web browser. In addition to a customer's own sales and marketing staffs, Netgain users can include distributors, resellers, system integrators, and other partners anywhere in the world. As a centrally managed system, Netgain can boost competitive advantage. It speeds enterprise-wide access to critical sales information, enables team collaboration, and provides valuable management insights. the architecture facilitates simple installation and maintenance and quick adaptation to changing business needs.

Netgain's unique advantage is increased sales effectiveness throughout the extended enterprise, and the total cost of ownership is less than conventional alternatives. We believe this product is the forerunner of a new era.

FIRSTWAVE(TM)

The new corporate identity supports our position of leadership. Existing stock certificates remain in effect and the stock continues to trade on the NASDAQ National Market, with a new symbol (FSTW). In Firstwave, we have formed a dynamic new company - combining the entrepreneurial spirit and Internet expertise of Netgain with the applications expertise and global resources of Brock. Because of our heritage, Firstwave has a rare ability to understand customer needs and apply emerging technologies to enhance revenues.

Thanks to our customers, employees, and friends of the company, 1997 was the turning point we planned. We appreciate the many people who contributed to our success. In particular, I would like to recognize the selfless service of two directors whose contributions spanned five years: Harry Gruner left our board in December and Said Mohammadioun will complete his service in May. In their places, we are honored to nominate two respected information technology industry leaders for election at the annual meeting. The insights of John
Keane and Tom McNeight will be invaluable in transforming the company into a growth leader. On behalf of the board and all the people of our company, I thank you for your continued confidence.

                                   Sincerely,


                                   /s/ Doug MacIntyre
                                   -------------------------------------
                                   R. Douglas MacIntyre
                                   President and Chief Executive Officer





                                   Firstwave Technologies, Inc.                3

--------------------------------------------------------------------------------
CONDENSED BALANCE SHEET
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                                        December 31,
-------------------------------------------------------------------------------------------------------------
                                                                                  1997                   1996
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                   $   174                $ 1,104
   Marketable securities                                                         4,795                  5,843
   Accounts receivable, less allowance for doubtful
      accounts of $703 and $1,971                                                3,047                  4,120
   Deferred tax asset                                                              459                    834
   Prepaid expenses and other                                                      177                    130
-------------------------------------------------------------------------------------------------------------
      Total current assets                                                       8,652                 12,031
Property and equipment, net                                                      1,938                  2,906
Software development costs, net                                                  1,089                  1,508
Intangible asset                                                                   245                      -
Deferred tax asset                                                               2,362                  1,922
                                                                               $14,286                $18,367
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------
Current liabilities
   Line of credit                                                              $     -                $ 1,975
   Current portion of note payable                                                   -                     83
   Accounts payable                                                                868                  1,012
   Accrued restructuring costs                                                     325                  1,111
   Sales tax payable                                                               263                    378
   Deferred revenue                                                              1,545                  1,464
   Accrued employee compensation and benefits                                      614                    680
   Other accrued liabilities                                                        19                     97
-------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                  3,634                  6,800
Note Payable                                                                         -                    125
Common stock subject to repurchase                                                 300                      -
                                                                                 3,934                  6,925
-------------------------------------------------------------------------------------------------------------
Shareholders' equity
-------------------------------------------------------------------------------------------------------------
   Preferred stock, no par, 1,000,000 shares
      authorized and no shares issued or outstanding
   Common stock, stated value $ 0019 per share; 10,000,000
      shares authorized; 5,033,027 and 4,936,555 shares issued
      and outstanding                                                                9                      9
   Additional paid-in capital                                                   19,329                 18,909
   Unrealized loss on marketable securities                                        (14)                   (14)
   Retained deficit                                                             (8,972)                (7,462)
                                                                                10,352                 11,442
-------------------------------------------------------------------------------------------------------------
                                                                               $14,286                $18,367
-------------------------------------------------------------------------------------------------------------

4         Firstwave Technologies, Inc.


--------------------------------------------------------------------------------------------------------
CONDENSED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                              For the year ended December 31,
--------------------------------------------------------------------------------------------------------
                                                                    1997            1996            1995
--------------------------------------------------------------------------------------------------------
NET REVENUES
  Software                                                       $ 5,239         $ 9,834        $ 11,720
  Services                                                         4,810           7,267           9,717
  Maintenance                                                      5,189           5,143           5,104
  Other                                                              610             978           1,460
--------------------------------------------------------------------------------------------------------
                                                                  15,848          23,222          28,001
--------------------------------------------------------------------------------------------------------
COST AND EXPENSES
  Cost of revenues
     Software                                                        675           4,883           2,477
     Services                                                      3,528           5,908           7,968
     Maintenance                                                   1,687           2,002           2,014
     Other                                                           606             895           1,419
  Sales and marketing                                              6,012          10,083          12,045
  Product development                                              2,003           2,010           1,794
  General and administrative                                       2,186           6,027           5,625
  In process research and development                                696               -               -
  Restructuring costs                                                  -           1,598               -
--------------------------------------------------------------------------------------------------------
     Operating loss                                               (1,545)        (10,184)         (5,341)
Interest expense                                                     (40)           (156)            (74)
Interest income                                                      208             225             487
--------------------------------------------------------------------------------------------------------
Loss before income taxes                                          (1,377)        (10,115)         (4,928)
Income tax benefit (provision)                                      (133)          1,055           1,837
--------------------------------------------------------------------------------------------------------
Net loss                                                         $(1,510)        $(9,060)       $ (3,091)
--------------------------------------------------------------------------------------------------------
Net loss per share
  Basic                                                          $ (0.30)        $ (1.81)       $   (.63)
  Diluted                                                        $ (0.30)        $ (1.81)       $   (.63)
--------------------------------------------------------------------------------------------------------



                                              Firstwave Technologies, Inc.     5

-------------------------------------------------------------------------------
CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(In thousands, except share data)
--------------------------------------------------------------------------------
                                                                                                UNREALIZED
                                                                            ADDITIONAL           LOSS ON       RETAINED
                                                      COMMON STOCK             PAID-IN          MARKETABLE     EARNINGS
                                                  SHARES         AMOUNT        CAPITAL          SECURITIES    (DEFICIT)      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                   4,874,671           $ 9        $ 18,507              $ (261)    $ 4,689      22,944
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options                  17,564             -             140                   -           -         140
Employee stock purchases                          16,580             -              97                   -           -          97
Unrealized gain on marketable securities               -             -               -                 140           -         140
Net loss                                               -             -               -                   -      (3,091)     (3,091)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                   4,908,815             9          18,744                (121)      1,598      20,230
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options                   9,242             -              59                   -           -          59
Employee stock purchases                          18,498             -             106                   -           -         106
Unrealized gain on marketable securities               -             -               -                 107           -         107
Net loss                                               -             -               -                   -      (9,060)     (9,060)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                   4,936,555             9          18,909                 (14)     (7,462)     11,442
-----------------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options                  88,899             -             281                   -           -         281
Employee stock purchases                           7,573             -              25                   -           -          25
Issuance of stock options                              -             -             114                   -           -         114
Net loss                                               -             -               -                   -      (1,510)     (1,510)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                   5,033,027           $ 9        $ 19,329              $  (14)    $(8,972)    $10,352
-----------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTS
--------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRSTWAVE TECHNOLOGIES, INC.


We have audited, in accordance with generally accepted auditing standards, the financial statements of Firstwave Technologies, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 appearing under item 14(a)(1) and (2) on page 38 in the Company's Annual Report on Form 10-K (which statements are not presented herein); and in our report dated January 30, 1998, except as to note 15 which is as of March 16, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1997 and 1996 and the related condensed statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1997, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.


Price Waterhouse LLP
Atlanta, Georgia
January 30, 1998
except as to note 15 which
is as of March 16, 1998




6         Firstwave Technologies, Inc.

------------------------------------------------------------------------------
CONDENSED STATEMENT OF CASH FLOW
------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
(In thousands)                                                               For the year ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                                          1997             1996        1995
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net loss                                                           $ (1,510)        $ (9,060)      $(3,091)
  Adjustment to reconcile net loss to net cash
     provided by operating activities
        Depreciation and amortization                                   1,565            3,431         2,958
        Write down of software development costs to
          net realizable value                                              -            2,583             -
        Write off in process research and development                     696                -             -
        Loss on disposal of fixed assets                                  142              646             -
        Noncash interest on marketable securities                        (194)            (222)         (307)
        Provision of bad debts                                             22            1,837         1,753
        Deferred income taxes                                             (65)          (1,130)       (1,822)
        Stock compensation                                                114                -             -
        Changes in assets and liabilities (net of acquisition)
          (Increase) decrease in accounts receivable                    1,051            2,135        (1,022)
          (Increase) decrease in prepaid expenses and other               (46)              40           584
          Increase (decrease) in accounts payable                        (148)              55          (868)
          Increase (decrease) in accrued restructuring                   (786)           1,111             -
          Increase (decrease) in sales tax payable                       (115)            (225)           36
          Increase (decrease) in deferred revenue                          81             (507)          390
          Increase (decrease) in accrued employee
            compensation and benefits                                     (66)            (446)            2
          Increase (decrease) in other accrued liabilities                (78)             (46)           47
----------------------------------------------------------------------------------------------------------------
          Total adjustments                                             2,173            9,232         1,751
----------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) operating activities           663              172        (1,340)
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Software development costs                                                -           (2,186)       (2,562)
  Acquisition of Netgain                                                 (697)               -             -
  Purchases of property and equipment (net of acquisition)               (261)            (869)       (1,335)
  Purchase of marketable securities                                   (18,513)         (15,710)       (1,661)
  Proceeds from sale of marketable securities                          19,755           18,051         5,261
----------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) investing activities           284             (714)         (297)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Exercise of common stock options                                        281               59           140
  Proceeds from employee stock purchase plan                               25              106            97
  Borrowings under line of credit                                           -            2,990         2,485
  Repayments of borrowings under line of credit                        (1,975)          (2,000)       (1,500)
  Borrowings under note payable                                             -              250             -
  Repayments of note payable                                             (208)             (42)            -
----------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities         (1,877)           1,363         1,222
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                          (930)             821          (415)
Cash and cash equivalents, beginning of year                            1,104              283           698
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                              $     174          $ 1,104       $   283
----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
  Cash paid during the year for interest                            $      84          $   157       $    28
  Cash paid for income taxes                                        $     198          $    73            56
----------------------------------------------------------------------------------------------------------------
Non-cash investing activities
  Stock issued in connection with acquisition of Netgain            $     300          $     -       $     -
----------------------------------------------------------------------------------------------------------------



                         Firstwave Technologies, Inc.                         7

--------------------------------------------------------------------------------
BOARD OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


DIRECTORS

RICHARD T. BROCK, CHAIRMAN
Mr. Brock founded Firstwave Technologies, Inc., formerly Brock International, Inc., in 1984 to answer the call of businesses needing a solution to automate their sales, marketing and customer service processes. Mr. Brock's ideas and vision helped create an industry that is becoming a top priority of businesses worldwide. Mr. Brock also founded and served as chief executive officer of Management control Systems, Inc., now a division of CLR Professional Software. Mr. Brock received his master of business administration degree from Louisiana State University and his bachelor of science degree from Spring Hill College. Mr. Brock is a Certified Public Accountant.


R. DOUGLAS MACINTYRE
Mr. MacIntyre serves as president and chief executive officer of Firstwave since joining the company in December 1996. From 1994 until that time, Mr. MacIntyre served as president and chief executive officer of Dun & Bradstreet Software. From 1990 to 1993, Mr. MacIntyre served as president and chief operating officer of Software 2000, and from 1980 to 1990 he held management positions at Management Science America, Inc. He is past president of the American Software Association ad serves on various industry and civic boards. Mr. MacIntyre received his bachelor of science degree from the U.S. Military Academy at West Point, and a master of science degree in business administration from Boston University. He has completed executive programs at the Harvard, Wharton and Stanford business schools.


MICHAEL T. MCNEIGHT
Mr. McNeight is Vice President of Internet Security Systems, Inc., a software company providing network security analysis and intrusion detection systems. Mr. McNeight brings contemporary software industry knowledge and technical competence. From 1993 to 1995, he was President and Chief Executive Officer of Aurum Software, Inc., a software company specializing in sales, marketing and customer automation. From 1979 to 1993, Mr. McNeight held management positions with Dun & Bradstreet Software, Inc. He received his BA from Oklahoma State University and his MS from Texas Christian University.


JOHN F. KEANE
Mr. Heane has been a director of the Company since December 1997. Mr. Keane is chairman and chief executive officer of Keane, Inc., an application development, outsourcing and integration services firm. Previous to this, Mr. Keane held various positions in marketing for IBM and was a consultant for Arthur D. Little. He serves as a director of EG&G, a global technology company that supplies products and technical services to industrial and government markets. He is a graduate of Harvard College and Harvard School of Business Administration.


JAMES R. PORTER
Mr. Porter served from September, 1985, until February, 1997, as president and chief executive officer of Triad Systems Corporation, a provider of business and information management solutions for the retail hardlines industry and the automotive aftermarket, and now serves as Chairman of the Board. Previously, her served in executive capacities at Informatics General Corporation and United Systems International. Mr. Porter serves on the board of directors for Silicon Valley Bank, Triad Park LLC and Cellular Technologies. Mr. Porter earned his bachelor or science degree in engineering from Texas A&M and attended Harvard Graduate School of Business.


OFFICERS


R. DOUGLAS MACINTYRE
President and Chief Executive Officer

KENNETH D. BARWICK
Vice President of Worldwide Sales

LISA M. CAMPBELL
Vice President of Marketing

KENNETH (DUTCH) SCHULTZ
vice President of Development

STEPHEN B. SPENCE
Vice President of Client Services

JUDITH A. VITALE
Director of Finance and Administration

8        Firstwave Technologies, Inc.

-------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------


CORPORATE HEADQUARTERS
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, Ga 30339

TRANSFER AGENT AND REGISTRAR
First Union of North Carolina
Shareholder Services Group
Two First Union Center
Charlotte, NC 28288-1154
Information Contact:
Mr. Patrick Edwards
704-383-1973

ANNUAL SHAREHOLDERS MEETING
Thursday, May 7, 1998
from 2:00 p.m. to 3:00 p.m.
Firstwave Technologies, Inc. Corporate Offices
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, Ga 30339
770-431-1200

Corporate Counsel
Powell, Goldstein, Frazer & Murphy LLP
Atlanta, Georgia

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:
Judith A. Vitale
Director of Finance and Administration
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA 30339

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Atlanta, Georgia

STOCK LISTING
NASDAQ Symbol: FSTW
(formerly BROC)

PRODUCT INQUIRIES
For more information about the Company's products and services, e-mail Firstwave at info@firstwave.net or call 770-431-1200 or visit Firstwave's web site at http://www.firstwave.net.

The following table shows the price range of the Company's Common Stock (high and low bid information) for the indicated fiscal quarters. The prices represent quotations between dealers and do not necessarily represent actual transaction and do not include retail mark-ups, mark-downs or commissions.

-------------------------------------------------------------------------------
Fiscal 1997                First             Second            Third    Forth
-------------------------------------------------------------------------------
High                       $4.50             $6.5000           $5.75    $5.2500
Low                        $3.00             $2.1875           $4.50    $3.4375
-------------------------------------------------------------------------------


As of December 31, 1997 there were approximately 104 shareholders of record and approximately 1,725 persons or entities who hold common stock in nominee name.

-------------------------------------------------------------------------------
Fiscal 1996                First             Second            Third    Forth
-------------------------------------------------------------------------------
High                       $11.25            $8.75             $7.50    $4.875
Low                        $6.25             $6.50             $4.25    $2.875
-------------------------------------------------------------------------------

                                [FIRSTWAVE LOGO]



                         FIRST WAVE TECHNOLOGIES, INC.

                            Overlook III, Suite 1000

                             2859 Paces Ferry Road

                               Atlanta, GA  30339

                                  770.431.1200

                                770.431.1201 FAX

                           e-mail info@firstwave.net

                            http://www.firstwave.net

                               1997 ANNUAL REPORT