Form 10-K405, Exhibit 13
period 1998-12-31
FIRSTWAVE TECHNOLOGIES INC
filed 1999-03-31
CIK 897078

                                   EXHIBIT 13

================================================================================
[FIRSTWAVE LOGO]










                          Firstwave Technologies, Inc.

                               1998 Annual Report

================================================================================


FINANCIAL HIGHLIGHTS

                                                                       For the Year Ended December 31,
                                                                  (In thousands, except per share amounts)


                                                 1998           1997           1996           1995           1994
                                               --------------------------------------------------------------------
Net revenues                                   $ 14,537       $ 15,848       $ 23,222       $ 28,001       $ 30,697
Income (loss) before income taxes                (3,034)        (1,377)       (10,115)        (4,928)           737
Income tax (provision) benefit                      (91)          (133)         1,055          1,837           (192)
Net income (loss)                                (3,125)        (1,510)        (9,060)        (3,091)           545
Basic and diluted net income (loss)
   per common share                               (0.61)         (0.30)         (1.81)         (0.63)          0.11
Total assets                                     11,322         14,286         18,367         26,045         29,127
Total non current liabilities                        --             --            125             --            960
Common stock subject to repurchase             $     --       $    300       $     --       $     --       $     --
Basic and diluted weighted average common
   and common share equivalents                   5,125          5,035          5,000          4,932          4,960












Table of Contents

Letter to Shareholders .................................................     3
Report of Independent Accountants ......................................     5
Condensed Consolidated Balance Sheet ...................................     6
Condensed Consolidated Statement of  Operations ........................     7
Condensed Consolidated Statement of Changes in Shareholders' Equity ....     8
Condensed Consolidated Statement of Cash Flows .........................     9
Board of Directors .....................................................    10
Officers ...............................................................    10
Shareholder Information ................................................    11

================================================================================

LETTER TO SHAREHOLDERS


The Internet provides an ideal framework for a new generation of systems that will enable companies to fundamentally change the way they manage their revenues and relationships. Internet applications are more targeted and economical, and results are more immediate. During 1998, we created Firstwave(R) to seize this opportunity. The result was a year of dramatic change as we combined three businesses, established a new identity, and delivered our first Internet product.

Our long-term expansion strategies strained short-term financial results. The company posted revenues of $14.5 million and a net loss of $3.1 million ($0.61 per share). During the year, we invested more than $4 million in product development and marketing to establish Firstwave as a leader in the emerging market for Internet-based customer information systems. We entered 1999 with a solid base business and an innovative new Internet product, Netgain(TM) Sales. We are building on this foundation to increase revenues in 1999 and beyond.

NETGAIN(TM) As with many pioneering products, development of our first Internet product was an ambitious undertaking that took longer than expected. We delivered a quality release of Netgain Sales at year-end. Initial production customers implemented the application in the first quarter of 1999 and were pleased with their new Internet solutions. Prospective customer interest is building, and additional features scheduled for delivery in the second quarter should increase the product's appeal.

The overall market for customer information systems exceeds $2.5 billion today and is growing more than 40% per year. The fastest-growing segment is the middle market. At the beginning of 1999, we sharpened Netgain's focus to target mid-size implementations in businesses with revenues of $20 to $500 million. We have refined product development and marketing and introduced an array of new services to respond to the needs of this pragmatic market. Application hosting minimizes customers' technical burdens; around-the-clock support simplifies deployment; a flexible pricing plan reduces customers' initial financial commitment; and a rapid implementation process gives customers prompt return on their Netgain investments.

In the second quarter of 1999, we will add support for Microsoft's popular Outlook(R) technology, deliver a customization workbench for customers to tailor Netgain to their unique needs, and introduce Internet portal capabilities to increase customers' sales effectiveness. In future releases, we will broaden the Netgain suite with complementary marketing and customer service applications. Our goal is to capitalize on the rapidly developing Internet market with a complete solution for managing customer relationships. Developing, marketing, and supporting the complete Netgain(TM) Enterprise suite drives our growth strategy.

TAKECONTROL(R) The Takecontrol line of traditional Unix and client/server products operated profitably every quarter in 1998. Positive cash flows from the US, UK, and affiliate operations have helped fund our Netgain investments. We remain dedicated to the thousands of users who depend on these products, and we continue to support and enhance the Takecontrol line. These full-featured products help manage sales, marketing, and customer service functions for companies in 20 countries. In cooperation with affiliates around the world, we maintain the products, offer upgrades, remain compatible with the most popular database managers and operating systems, and provide personal service whenever customers need it.

We increased product quality at year-end with Takecontrol'99, our second Year 2000 compliant release. To maintain this product line's financial contribution and ensure customer satisfaction, we are encouraging the more than 200 enterprises using Takecontrol to upgrade to a Year 2000 compliant release, convert to a new version based on Microsoft Visual Basic technology, or acquire our Internet solution, Netgain. The revenues and customer relationships cultivated by Takecontrol provide a secure base business and leverage for future expansion.

================================================================================

SHAREHOLDER VALUE The company's board and management take seriously our responsibility to increase the value of your investments. Financial performance and shareholder returns have been delayed while we transformed the business for growth in the Internet era. We are singularly focused on strategies to improve performance this year and in the future. We have streamlined management and staff and concentrated on the most attractive growth opportunities to conserve financial resources. We are considering an infusion of capital during 1999 to support future expansion.

Firstwave is poised on the brink of growth in one of the world's most dynamic industries. Our vision is clear and compelling, the Internet is gaining momentum rapidly, and our revolutionary Internet product is now available. As the product and market mature, I am confident revenue growth planned for 1999 and beyond will have a positive impact on your investments in Firstwave.

I would like to extend my personal invitation for you to attend our Annual Meeting of Shareholders on May 6, 1999. In addition to routine business, we will offer demonstrations of the products, interviews with employees and discussions with customers. On behalf of our board of directors and employees, I would like to thank you for your continuing support.




RICHARD T. BROCK
President and Chief Executive Officer


Note: This letter contains forward-looking statements. The actual results may vary and involve a number of uncertainties and risks such as potential fluctuations in quarterly results due to market demand, competition, technological developments, and the size, timing, and contractual terms of orders.

================================================================================


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRSTWAVE TECHNOLOGIES, INC.

We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Firstwave Technologies, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 appearing under item 14(a)(1) and (2) on page 33 in the Company's Annual Report on Form 10K (which statements are not presented herein); and in our report dated February 2, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 1998 and 1997 and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PRICEWATERHOUSECOOPERS LLP
Atlanta, Georgia
February 2, 1999

================================================================================

CONDENSED CONSOLIDATED BALANCE SHEET

                                                                          DECEMBER 31,

                                                                     1998           1997

ASSETS
Current assets
    Cash and cash equivalents                                      $  2,245       $  4,969
    Accounts receivable, less allowance for doubtful
      accounts of $425 and $703                                       3,146          3,047
    Deferred tax assets                                                 200            459
    Prepaid expenses and other                                          195            177
                                                                   --------       --------
        Total current assets                                          5,786          8,652

Property and equipment, net                                           1,501          1,938
Software development costs, net                                         770          1,089
Intangible asset                                                        644            245
Deferred tax asset                                                    2,621          2,362
                                                                   --------       --------

                                                                   $ 11,322       $ 14,286
                                                                   --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                               $  1,354       $    868
    Accrued restructuring costs                                          --            325
    Sales tax payable                                                   265            263
    Deferred revenue                                                  1,581          1,545
    Accrued employee compensation and benefits                          284            614
    Other accrued liabilities                                            78             19
                                                                   --------       --------
        Total current liabilities                                     3,562          3,634

Common stock subject to repurchase                                       --            300
                                                                   --------       --------
                                                                      3,562          3,934
                                                                   --------       --------
Commitments and contingencies
Shareholders' equity
    Preferred stock, no par; 1,000,000 shares authorized; and
      no shares issued or outstanding
    Common stock, stated value $.0019 per share; 10,000,000
     shares authorized; 5,151,322 and 5,033,027 shares
      issued and outstanding                                             10              9
    Additional paid-in capital                                       19,813         19,329
    Unrealized loss on investment securities                             --            (14)
    Cumulative translation account                                       34             --
    Accumulated deficit                                             (12,097)        (8,972)
                                                                   --------       --------
                                                                      7,760         10,352
                                                                   --------       --------

                                                                   $ 11,322       $ 14,286
                                                                   --------       --------

================================================================================


CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                     FOR THE YEAR ENDED
                                                        DECEMBER 31,
                                             1998           1997           1996

Net revenues
  Software                                 $  3,528       $  5,239       $  9,834
  Services                                    5,035          4,810          7,267
  Maintenance                                 5,431          5,189          5,143
  Other                                         543            610            978
                                           --------       --------       --------
                                             14,537         15,848         23,222

Cost and expenses
  Cost of revenues
    Software                                    744            675          4,883
    Services                                  3,566          3,528          5,908
    Maintenance                               1,643          1,687          2,002
    Other                                       500            606            895
  Sales and marketing                         5,983          6,012         10,083
  Product development                         2,080          2,003          2,010
  General and administrative                  3,233          2,186          6,027
  In process research and development            --            696             --
  Restructuring costs                            --             --          1,598
                                           --------       --------       --------
      Operating loss                         (3,212)        (1,545)       (10,184)

Interest expense                                 (1)           (40)          (156)
Interest income                                 179            208            225
                                           --------       --------       --------
      Loss before income taxes               (3,034)        (1,377)       (10,115)

Income tax benefit (provision)                  (91)          (133)         1,055
                                           --------       --------       --------

      Net loss                             $ (3,125)      $ (1,510)      $ (9,060)
                                           --------       --------       --------

Net loss per share
  Basic                                    $  (0.61)      $  (0.30)      $  (1.81)
                                           --------       --------       --------

  Diluted                                  $  (0.61)      $  (0.30)      $  (1.81)
                                           ========       ========       ========

Weighted average shares outstanding
  Basic                                       5,125          5,035          5,000
                                           ========       ========       ========

  Diluted                                     5,125          5,035          5,000
                                           ========       ========       ========

================================================================================


  CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                        UNREALIZED   COMPRE-      OTHER
                                                          ADDITIONAL   GAIN/(LOSS)   HENSIVE      COMPRE-     RETAINED
                                        COMMON     STOCK    PAID-IN   ON INVESTMENT  INCOME       HENSIVE     EARNINGS
                                        SHARES      AMT.    CAPITAL     SECURITIES    (LOSS)      INCOME      (DEFICIT)     TOTAL

Balance at December 31, 1995          4,908,815     $  9    $18,744        $(121)    $    --     $     --     $ 1,598     $ 20,230
Exercise of common stock options          9,242       --         59           --          --           --          --           59
Employee stock purchases                 18,498       --        106           --          --           --          --          106
Unrealized gain on investment
    securities                               --       --         --          107          --           --          --          107
Net loss                                     --       --         --           --          --           --      (9,060)      (9,060)
                                      ---------     ----    -------        -----     -------     --------    --------      -------

Balance at December 31, 1996          4,936,555        9     18,909          (14)         --           --      (7,462)      11,442
Exercise of common stock options         88,899       --        281           --          --                       --          281
Employee stock purchases                  7,573       --         25           --          --                       --           25
Issuance of stock options                    --       --        114           --          --                       --          114
Net loss                                     --       --         --           --          --           --      (1,510)      (1,510)
                                      ---------     ----    -------        -----     -------     --------    --------      -------

Balance at December 31, 1997          5,033,027        9     19,329          (14)         --           --      (8,972)      10,352
Exercise of common stock options         34,511                 112           --          --           --          --          112
Employee stock purchases                  6,081       --         19           --          --           --          --           19
Issuance of stock options                    --                   7           --          --           --          --            7
Issuance of stock in connection
    with Netgain acquisition             77,703        1        346           --          --           --          --          347
Realized loss on investment
    securities                               --       --         --           14          --           --          --           14

Comprehensive loss
Net loss                                     --       --         --           --      (3,125)          --      (3,125)      (3,125)
Foreign currency translation adj             --       --         --           --          34           34          --           34
                                                                                     -------
Comprehensive loss                                                                   $(3,091)
                                      ---------     ----    -------        -----     =======     --------    --------      -------

Balance at December 31, 1998          5,151,322     $ 10    $19,813        $  --                 $     34    $(12,097)     $ 7,760
                                      =========     ====    =======        =====                 ========    =========     =======

================================================================================


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                  1998        1997        1996
Cash flows from operating activities
  Net loss                                                     $(3,125)   $ (1,510)   $ (9,060)
  Adjustments to reconcile net loss to net cash
    provided by operating activities
      Depreciation and amortization                              1,741       1,565       3,431
      Write down of software development cost to net
        realizable value                                            --          --       2,583
      Write off in process research and development                 --         696          --
      (Gain)/loss on disposal of fixed assets                      (13)        142         646
      Provision for bad debts                                       83          22       1,837
      Deferred income taxes                                         --         (65)     (1,130)
      Stock compensation                                             7         114          --
      Changes in assets and liabilities (net of acquisition)
        Accounts receivable                                       (182)      1,051       2,135
        Prepaid expenses and other                                 121         (46)         40
        Accounts payable                                           146        (148)         55
        Accrued restructuring                                     (325)       (786)      1,111
        Sales tax payable                                            2        (115)       (255)
        Deferred revenue                                          (114)         81        (507)
        Accrued employee compensation and benefits                (361)        (66)       (446)
        Other accrued liabilities                                   59         (78)        (46)
                                                               -------    --------    --------
              Total adjustments                                  1,164       2,367       9,454
                                                               -------    --------    --------
              Net cash provided by (used in)
                operating activities                            (1,961)        857         394
                                                               -------    --------    --------
Cash flows from investing activities
  Software development costs                                      (200)         --      (2,186)
  Business acquisitions                                           (246)       (697)         --
  Purchases of property and equipment                             (496)       (261)       (869)
  Purchase of investment securities                             (9,394)    (16,155)    (13,689)
  Proceeds from sale of investment securities                    9,408      19,755      18,051
                                                               -------    --------    --------
              Net cash provided by (used in) investing
                activities                                        (928)      2,642       1,307
                                                               -------    --------    --------
Cash flows from financing activities
  Exercise of common stock options                                 112         281          59
  Proceeds from employee stock purchase plan                        19          25         106
  Borrowing from/(repayment to) line of credit, net                 --      (1,975)        990
  Proceeds from/(repayments to) note payable, net                   --        (208)        208
                                                               -------    --------    --------
              Net cash provided by (used in)
                financing activities                               131      (1,877)      1,363
Foreign currency translation adjustment                             34          --          --
Net increase (decrease) in cash                                 (2,724)      1,622       3,064
Cash and cash equivalents, beginning of year                     4,969       3,347         283
                                                               -------    --------    --------
Cash and cash equivalents, end of year                           2,245       4,969       3,347
                                                               =======    ========    ========
Supplemental disclosure of cash flow information
  Cash paid during the year for interest                       $     1    $     84    $    157
                                                               =======    ========    ========
  Cash paid for income taxes                                   $    91    $    198    $     73
                                                               =======    ========    ========

================================================================================

BOARD OF DIRECTORS

JAMES R. PORTER, CHAIRMAN
Mr. Porter has been a director of the Company since the Company's initial public offering in March 1993. He served from September 1985 until February 1997 as President, Chief Executive Officer and a director of Triad Systems Corporation, a provider of business and information management solutions for the retail hard lines industry and the automotive aftermarket, and now serves as Chairman of the Board. Previously, he served in executive capacities at Informatics General Corporation and United Systems International. Mr. Porter serves on the Board of Regents of Pepperdine University and on the Board of Trustees of Abilene Christian University. Mr. Porter is also a director of Silicon Valley Bank, Cardone Industries, Inc., and Cellular Technology Services. Mr. Porter earned his BS from Texas A&M and attended Harvard Graduate School of Business.


RICHARD T. BROCK
Mr. Brock has served on the Board of Directors since the Company's inception in October 1984, and currently serves as the Company's President and Chief Executive Officer. He also served as the Company's Chief Executive Officer from October 1984 until November 1992, and from November 1994 until December 1996. Mr. Brock is the founder of Brock Capital Partners, a capital investment firm. He is also a director of Datastream Systems, Inc., a leading provider of maintenance software. Prior to founding the Company, Mr. Brock founded and served as Chief Executive Officer of Management Control Systems, Inc., now a division of CLR Professional Software. Mr. Brock received an MBA from Louisiana State University and a BS from Spring Hill College. He is also a Certified Public Accountant.


JOHN F. KEANE
Mr. Keane has been a director of the Company since December 1997. He is Chairman and Chief Executive Officer of Keane, Inc., an application development, outsourcing and integration services firm, which he founded in 1965. Previous to this, Mr. Keane held various positions in marketing for IBM and was a consultant for Arthur D. Little. He serves as a director of EG&G, a global technology company that supplies products and technical services to industrial and governmental markets. He is a graduate of Harvard College and Harvard School of Business.



MICHAEL T. MCNEIGHT
Mr. McNeight has been a director of the Company since May 1998. He has served as Vice President of Sales Operations of Internet Security Systems, Inc., a software company providing network security analysis and intrusion detection systems, since 1996. From 1995 to 1996, Mr. McNeight was Senior Vice President at TSW International, Inc., a leading supplier of plant performance and maintenance management software. From 1993 through 1994, he served as Vice President and then President and Chief Executive Officer of Aurum Software, Inc., a leading software company specializing in sales, marketing and customer support automation. He received his BA from Oklahoma State University and his MS from Texas Christian University.


ROGER A. BABB
Mr. Babb is President of Operation Simulation Associates, Inc., a software company developing power system simulation software and providing consulting services to the electric power industry, which he founded in 1983. He is also Chief Executive Officer of Babb Cellular Concrete International and Chief Financial Officer of Babb Lumber Company, Inc., related building material manufacturing companies. He has not previously served as a director of the Company. Mr. Babb brings experience in the management of software development, technical competence and financial expertise to the Board. He earned his BS in Electrical Engineering from the Georgia Institute of Technology.





OFFICERS

RICHARD T. BROCK
President and Chief Executive Officer

KATE C. DEVER
Vice President of Development and Support

JUDITH A. VITALE
Director of Finance and Administration

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339
(770) 431-1200

TRANSFER AGENT AND REGISTRAR
First Union of North Carolina
Shareholder Services Group
Two First Union Center
Charlotte, NC  28288-1154
Information Contact:
Mr. Patrick Edwards
704-383-1973




ANNUAL MEETING OF SHAREHOLDERS
Thursday, May 6, 1999 at 2:00 p.m.
Firstwave Technologies, Inc. Headquarters
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

CORPORATE COUNSEL
Powell, Goldstein, Frazer & Murphy LLP
Atlanta, GA

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Atlanta, GA

STOCK LISTING
NASDAQ Symbol:  FSTW



FORM 10-K
A copy of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:

Judith A. Vitale
Director of Finance and Administration
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

PRODUCT INQUIRIES
For more information about the Company's products and services, e-mail Firstwave at info@firstwave.net or call 770-431-1200 or visit Firstwave's web site at http://www.firstwave.net.

================================================================================

The following table shows the price range of the Company's Common Stock (high and low close information) for the indicated fiscal quarters. The prices represent quotations between dealers and do not necessarily represent actual transactions and do not include retail mark-ups, mark-downs or commissions. As of December 31, 1998 there were approximately 85 shareholders of record and approximately 1,725 persons or entities who hold common stock in nominee name.



STOCK PRICE TABLE


1997                First      Second        Third      Fourth
---------------------------------------------------------------
High               $ 4.50      $ 6.50       $ 5.75      $ 5.25
Low                $ 3.00      $ 2.19       $ 4.50      $ 3.44
---------------------------------------------------------------



1998                First      Second        Third      Fourth
---------------------------------------------------------------
High               $ 5.63      $ 5.13       $ 5.13      $ 3.88
Low                $ 4.31      $ 4.25       $ 2.50      $ 1.63
---------------------------------------------------------------

                          Firstwave Technologies, Inc.
                            Overlook III, Suite 1000
                              2859 Paces Ferry Road
                                   Atlanta, GA
                                 PH 770-431-1200
                                 FX 770-431-1201

                                www.firstwave.net




(C)1999 Firstwave Technologies, Inc. Firstwave and the Firstwave logo are registered trademarks of Firstwave Technologies, Inc.