Form 10-K405, Exhibit 13
period 1999-12-31
FIRSTWAVE TECHNOLOGIES INC
filed 2000-03-29
CIK 897078

[FIRSTWAVE LOGO]






                          FIRSTWAVE TECHNOLOGIES, INC.

                               1999 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

                                                                               For the Year Ended December 31,
                                                          --------------------------------------------------------------------
                                                                          (In thousands, except per share amounts)

                                                             1999        1998            1997              1996         1995
                                                          --------------------------------------------------------------------
Net revenues .....................................        $ 11,193    $ 14,537         $ 15,848         $ 23,222      $ 28,001
Loss before income taxes .........................          (1,912)     (3,034)          (1,377)         (10,115)       (4,928)
Income tax (provision) benefit ...................             (40)        (91)            (133)           1,055         1,837
Net loss .........................................          (1,952)     (3,125)          (1,510)          (9,060)       (3,091)
Net loss applicable to common shareholders .......          (2,075)     (3,125)          (1,510)          (9,060)       (3,091)
Basic and diluted net loss per share .............           (0.40)      (0.61)           (0.30)           (1.81)        (0.63)
Total assets .....................................          12,023      11,322           14,286           18,367        26,045
Total non current liabilities ....................              --          --               --              125            --
Common stock subject to repurchase ...............        $     --    $     --         $    300         $     --      $     --
Basic and diluted weighted
  average shares outstanding .....................           5,250       5,125            5,035            5,000         4,932




TABLE OF CONTENTS


Letter to Shareholders .........................................................         2
Report of Independent Accountants ..............................................         4
Condensed Consolidated Balance Sheet ...........................................         5
Condensed Consolidated Statement of  Operations ................................         6
Condensed Consolidated Statement of Changes in Shareholders' Equity ............         7
Condensed Consolidated Statement of Cash Flows .................................         8
Board of Directors .............................................................         9
Officers .......................................................................         9
Shareholder Information ........................................................        10

LETTER TO SHAREHOLDERS


I am excited to report that Firstwave Technologies begins 2000 with industry recognition, new business partners, renewed investor interest and a growing revenue stream from a suite of new products. In my CEO letter of June 30, 1999, I outlined the challenges that I felt Firstwave was facing and how we needed to address them in order to become a successful Company in the Customer Relationship Management (CRM) industry. In the eight months since that letter, Firstwave has become a formidable challenger once again in a competitive, yet lucrative, industry and the future of our 15-year-old company is brighter than ever.

During the past year, Firstwave has attracted talented employees with dynamic ideas and "start up company" energy. We renewed our focus on customers and their business requirements and reflected these market needs in our development efforts. We took a "pay now" as opposed to "pay later" approach, choosing to focus on the development of our web-based product suite, Firstwave eRM, and investing less in the marketing and selling of the product. Our rewards are an Internet-based relationship management product suite with technology and customization tools that we believe are the best in the industry. In January 2000, we received an award from a leading industry analyst for providing the "BEST INTERNET-BASED CRM SOLUTION" with our Firstwave eRM suite.

The last quarter of 1999 represented a major transition period from a software company that was dependent on its legacy products to an Internet business being driven by its web-based product. Although posted revenues of $11.2 million for 1999 represented a decline over 1998 revenues, our 4th quarter license revenue for Firstwave eRM increased by 304% over 3rd quarter 1999 from $112,000 to $452,000. We gained 10 new clients in the 4th quarter, including our first international eRM customers in Canada and the United Kingdom.

NEW PARTNERSHIPS HAVE INCREASED OUR MARKET PRESENCE
In 1999, we established "best-of-breed" partnerships with emerging companies Breakaway Solutions, Cereus Technology Partners and Intuitive Manufacturing Systems (IMS). These relationships provide exposure to many qualified prospects. For example, our relationship with IMS introduces our application suite to more than 600 IMS customer companies and 100 IMS distributors. We believe this channel will provide opportunities for growth revenues.

INCREASED INVESTOR INTEREST
The investor interest in Firstwave has increased dramatically and is evident when reviewing the average volume over the last two quarters of 1999. At the beginning of the third quarter, an average of 6,400 shares was traded on a daily basis. Our average daily volume as of March 23, 2000 was over 103,000 shares. This provides liquidity for investors and renews institutional interest in our stock.

LEVERAGING OUR GROWTH POTENTIAL
Last year we focused on the development of the Firstwave Internet suite. Now our human and financial resources will be shifted toward marketing and selling the application. The integrated application suite will continue to be marketed through highly effective direct marketing efforts. A revamped sales force, headed by newly promoted Debora Schum as Vice President, North American Sales, will continue to convert qualified leads into more Firstwave sales. A growing channel of resellers, partners, and Application Service Providers should give us the market coverage our product deserves.

LOOKING AHEAD
Our Company has a strong new sales pipeline and has a good Professional Services backlog. With the "Best Internet-Based CRM Solution" in a CRM market that is growing at an estimated 40% per year, we believe we can become one of the market leaders. Our Company has the key ingredients needed to become successful - a great product, a talented staff with great morale, and awareness in the investment community - all in a high-growth industry.

I would like to extend my personal invitation for you to attend our Annual Meeting of Shareholders on May 9, 2000. In addition to routine business, we will offer demonstrations of our products and discussions with employees. On behalf of our Board of Directors, I would like to thank you for your continuing support.







RICHARD T. BROCK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Note: This letter contains forward-looking statements. The actual results may vary and involve a number of uncertainties and risks such as potential fluctuations in quarterly results due to market demand, competition, technological developments, and the size, timing, and contractual terms of orders.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIRSTWAVE TECHNOLOGIES, INC.:

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Firstwave Technologies, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows for the three years then ended (not presented herein); and in our report dated January 31, 2000, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
January 31, 2000

CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)


                                                                        DECEMBER 31,
                                                                  1999               1998

ASSETS
 Current assets
   Cash and cash equivalents                                    $  2,029         $  2,245
   Investment securities, held to maturity                         1,631               --
   Accounts receivable, less allowance for doubtful
     accounts of $345 and $425                                     1,937            3,146
   Deferred tax asset                                                200              200
   Prepaid expenses and other assets                                 289              195
                                                                --------         --------
       Total current assets                                        6,086            5,786

 Property and equipment, net                                         922            1,501
 Software development costs, net                                   1,918              770
 Intangible asset                                                    476              644
 Deferred tax asset                                                2,621            2,621
                                                                --------         --------
                                                                $ 12,023         $ 11,322
                                                                ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Accounts payable                                             $    570         $  1,354
   Sales tax payable                                                 152              265
   Deferred revenue                                                1,519            1,581
   Accrued employee compensation and benefits                        173              284
   Dividends payable                                                 123               --
   Other accrued liabilities                                          78               78
                                                                --------         --------
       Total current liabilities                                   2,615            3,562
                                                                --------         --------

 Commitments and contingencies

 Shareholders' equity
   Preferred stock, no par; 1,000,000 shares authorized;
     20,000 shares issued and outstanding; $100 per share
     liquidation preference                                        2,000               --
   Common stock, stated value, $.0019 per share; 10,000,000
     shares authorized; 5,740,283 and 5,151,322 shares
     issued and outstanding                                           11               10
   Additional paid-in capital                                     21,574           19,813
   Cumulative translation account                                     (5)              34
   Accumulated deficit                                           (14,172)         (12,097)
                                                                --------         --------
                                                                   9,408            7,760
                                                                --------         --------

                                                                $ 12,023         $ 11,322
                                                                ========         ========

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,

                                                           1999              1998             1997
Net revenues
  Software                                              $  2,430         $  3,528         $  5,239
  Services                                                 3,422            5,035            4,810
  Maintenance                                              4,923            5,431            5,189
  Other                                                      418              543              610
                                                        --------         --------         --------
                                                          11,193           14,537           15,848
Costs and expenses
  Cost of revenues
    Software                                                 920              744              675
    Services                                               2,400            3,566            3,528
    Maintenance                                            1,494            1,643            1,687
    Other                                                    395              500              606
  Sales and marketing                                      3,612            5,983            6,012
  Product development                                      1,618            2,080            2,003
  General and administrative                               2,789            3,233            2,186
  In process research and development                         --               --              696
                                                        --------         --------         --------
      Operating loss                                      (2,035)          (3,212)          (1,545)

Interest income, net                                         123              178              168
                                                        --------         --------         --------
      Loss before income taxes                            (1,912)          (3,034)          (1,377)

Income tax provision                                         (40)             (91)            (133)
                                                        --------         --------         --------
      Net loss                                          $ (1,952)        $ (3,125)        $ (1,510)
                                                        --------         --------         --------

Dividends on preferred stock                                (123)              --               --
                                                        --------         --------         --------
      Net loss applicable to common shareholders        $ (2,075)        $ (3,125)        $ (1,510)
                                                        ========         ========         ========

Basic and diluted net loss per share                    $  (0.40)        $  (0.61)        $  (0.30)
                                                        ========         ========         ========

Basic and diluted weighted average
  shares outstanding                                       5,250            5,125            5,035
                                                        ========         ========         ========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                  UNREALIZED
                                                   COMMON STOCK             PREFERRED STOCK        ADDITIONAL   GAIN/(LOSS) ON
                                               ----------------------       -----------------       PAID-IN       INVESTMENT
                                               SHARES          AMOUNT       SHARES     AMOUNT       CAPITAL       SECURITIES
                                               ------          ------       ------     ------      ----------   ---------------
Balance at December 31, 1996                   4,936,555       $    9          --      $   --      $ 18,909       $(14)

Exercise of common stock options                  88,899           --                                   281         --
Employee stock purchases                           7,573           --                                    25         --
Issuance of stock options                             --           --                                   114         --
Net loss                                              --           --          --          --            --         --
                                               ---------       ------       -----      ------      --------       ----
Balance at December 31, 1997                   5,033,027            9          --          --        19,329        (14)

Exercise of common stock options                  34,511           --                                   112          --
Employee stock purchases                           6,081           --                                    19          --
Issuance of stock options                             --           --                                     7          --
Issuance of stock in connection
  with Netgain acquisition                        77,703            1                                   346          --
Realized loss on investment
  securities                                          --           --                                    --          14
Comprehensive loss
Net loss                                              --           --                                    --          --
Foreign currency translation adjustment               --           --                                    --          --
  Comprehensive loss

                                               ---------       ------       -----      ------      --------       ----
Balance at December 31, 1998                   5,151,322           10          --          --        19,813         --

Series A convertible preferred stock                                       20,000       2,000
Exercise of common stock options                  84,066                                                243          --
Employee stock purchases                           4,895                                                  9          --
Issuance of stock and warrants                   500,000            1                                 1,509          --

Comprehensive loss
Net loss                                              --           --          --          --            --         --
Foreign currency translation adjustment               --           --          --          --            --         --
  Comprehensive loss
                                             -----------       ------       -----      ------      --------       ----
Balance at December 31, 1999                   5,740,283       $   11      20,000      $2,000      $ 21,574       $ --
                                             ===========       ======      ======      ======      ========       ====



                                                    COMPRE-      ACCUMULATED
                                                    HENSIVE         OTHER
                                                     INCOME      COMPREHENSIVE  ACCUMULATED
                                                     (LOSS)      INCOME/(LOSS)    DEFICIT           TOTAL
                                                     -------     -------------   ---------        -------
Balance at December 31, 1996                         $    --       $     --      $ (7,462)       $ 11,442

Exercise of common stock options                          --             --            --             281
Employee stock purchases                                  --             --            --              25
Issuance of stock options                                 --             --            --             114
Net loss                                                  --             --        (1,510)         (1,510)
                                                     -------       --------      --------         -------
Balance at December 31, 1997                              --             --        (8,972)         10,352

Exercise of common stock options                          --             --            --             112
Employee stock purchases                                  --             --            --              19
Issuance of stock options                                 --             --            --               7
Issuance of stock in connection
  with Netgain acquisition                                --             --            --             347
Realized loss on investment
  securities                                              --             --            --              14
Comprehensive loss
Net loss                                              (3,125)            --        (3,125)         (3,125)
Foreign currency translation adjustment                   34             34            --              34
                                                     --------
                                                      (3,091)
                                                     --------
  Comprehensive loss
                                                                    -------      --------         -------
Balance at December 31, 1998                                             34       (12,097)          7,760

Series A convertible preferred stock                                                                2,000
Exercise of common stock options                          --             --            --             243
Employee stock purchases                                  --             --            --               9
Issuance of stock and warrants                            --                                        1,510

Comprehensive loss
Net loss                                              (2,075)            --        (2,075)         (2,075)
Foreign currency translation adjustment                  (39)           (39)           --             (39)
                                                     -------
  Comprehensive loss                                 $(2,114)
                                                     =======
                                                                    -------      --------         -------
Balance at December 31, 1999                                        $    (5)     $(14,172)        $ 9,408
                                                                    =======      ========         =======


 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
 (IN THOUSANDS)


                                                                                  FOR THE YEAR ENDED
                                                                                     DECEMBER 31,
                                                                           1999           1998        1997
Cash flows from operating activities
  Net loss                                                              $(1,952)      $(3,125)      $ (1,510)
  Adjustments to reconcile net loss to net cash
    provided by operating activities
      Depreciation and amortization                                       1,670         1,741          1,565
      Write off in process research and development                          --            --            696
      (Gain)/loss on disposal of fixed assets                                71           (13)           142
      Provision for bad debts                                                81            83             22
      Deferred income taxes                                                  --            --            (65)
      Stock compensation                                                     10             7            114
      Changes in assets and liabilities (net of acquisition)
         Accounts receivable                                              1,119          (182)         1,051
         Prepaid expenses and other assets                                  (94)          121            (46)
         Accounts payable                                                  (783)          146           (148)
         Accrued restructuring                                               --          (325)          (786)
         Sales tax payable                                                 (112)            2           (115)
         Deferred revenue                                                   (62)         (114)            81
         Accrued employee compensation and benefits                        (111)         (361)           (66)
         Other accrued liabilities                                           --            59            (78)
                                                                        -------       -------        -------
               Total adjustments                                          1,789         1,164          2,367
                                                                        -------       -------        -------
               Net cash provided by (used in) operating activities         (163)       (1,961)           857
                                                                        -------       -------        -------
Cash flows from investing activities
  Software development costs                                             (1,861)         (200)            --
  Business acquisitions                                                      --          (246)          (697)
  Purchases of property and equipment, net                                 (309)         (496)          (261)
  Purchase of investment securities                                      (1,631)       (9,394)       (16,155)
  Proceeds from sale of investment securities                                --         9,408         19,755
                                                                        -------       -------        -------
               Net cash provided by (used in) investing activities       (3,801)         (928)         2,642
                                                                        -------       -------        -------
Cash flows from financing activities
  Proceeds from issuance of preferred stock                               2,000            --             --
  Proceeds from issuance of common stock                                  1,500            --             --
  Exercise of common stock options                                          243           112            281
  Proceeds from employee stock purchase plan                                  9            19             25
  Borrowing from/(repayment to) line of credit, net                          --            --         (1,975)
  Proceeds from/(repayments to) note payable, net                            --            --           (208)
                                                                        -------       -------        -------
               Net cash provided by (used in) financing activities        3,752           131         (1,877)
                                                                        -------       -------        -------
Effect of exchange rate changes on cash                                      (4)           34             --
Net increase (decrease) in cash                                            (216)       (2,724)         1,622
Cash and cash equivalents, beginning of year                              2,245         4,969          3,347
                                                                        -------       -------        -------
Cash and cash equivalents, end of year                                  $ 2,029       $ 2,245       $  4,969
                                                                        -------       -------        -------

Supplemental disclosure of cash flow information
  Cash paid during the year for interest                                $    --       $     1       $     84
                                                                        -------       -------        -------
  Cash paid for income taxes                                            $    40       $    91       $    198
                                                                        -------       -------        -------

BOARD OF DIRECTORS

JAMES R. PORTER, CHAIRMAN
Mr. Porter has been a director of the Company since the Company's initial public offering in March 1993. He served from September 1985 until February 1997 as President, Chief Executive Officer and a director of Triad Systems Corporation, a provider of business and information management solutions for the retail hard lines industry and the automotive aftermarket. From February 1997 through June 1999, Mr. Porter served as Chairman of the Board of CCI/Triad and continues to serve on the CCI/Triad Board of Directors. Previously, he served as Executive Vice President of Informatics General Corporation and United Systems International. Mr. Porter serves on the Board of Regents of Pepperdine University and on the Board of Trustees of Abilene Christian University. Mr. Porter is also a director of Silicon Valley Bank, Cardone Industries, Inc., and Cellular Technical Services. Mr. Porter earned his BS from Texas A&M and attended Harvard Graduate School of Business.


ROGER A. BABB
Mr. Babb has been a director of the Company since March 26, 1999. He is President of Operation Simulation Associates, Inc., a software company developing power system simulation software and providing consulting services to the electric power industry, which he founded in 1983. He is also Chief Executive Officer of Babb Cellular Concrete International and Vice President of Babb Lumber Company, Inc., related building material manufacturing companies. He earned his BS in Electrical Engineering from the Georgia Institute of Technology.


RICHARD T. BROCK
Mr. Brock has served on the Board of Directors since the Company's inception in October 1984, and currently serves as the Company's President and Chief Executive Officer. He also served as the Company's Chief Executive Officer from October 1984 until November 1992, and from November 1994 until December 1996. Mr. Brock is the founder of Brock Capital Partners, a capital investment firm. He is also a director of Datastream Systems, Inc., a leading provider of maintenance software. Prior to founding the Company, Mr. Brock founded and served as Chief Executive Officer of Management Control Systems, Inc., now a division of Research Institute of America. Mr. Brock received an MBA from Louisiana State University and a BS from Spring Hill College. He is also a Certified Public Accountant.



JOHN F. KEANE
Mr. Keane has been a director of the Company since December 1997. He is Chairman of Keane, Inc., an application development, outsourcing and integration services firm, which he founded in 1965. Previous to this, Mr. Keane held various positions in marketing for IBM and was a consultant for Arthur D. Little. He serves as a director of EG&G, a global technology company that supplies products and technical services to industrial and governmental markets. He is a graduate of Harvard College and Harvard School of Business.


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





OFFICERS

RICHARD T. BROCK
President and Chief Executive Officer

JUDITH A. VITALE
Vice President, Finance and Administration

DEBORA L. SCHUM
Vice President, North American Sales

SHAREHOLDER INFORMATION


CORPORATE HEADQUARTERS
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339
(770) 431-1200

TRANSFER AGENT AND REGISTRAR
First Union National Bank
Shareholder Services Administration
1525 West WT Harris Blvd., 3C3
Charlotte, NC  28288-1153
Information Contact:
Mr. Patrick Edwards
704-590-7386




ANNUAL MEETING OF SHAREHOLDERS
Tuesday, May 9, 2000 at 2:00 p.m.
Firstwave Technologies, Inc. Corporate Offices
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

CORPORATE COUNSEL
Kilpatrick Stockton LLP
Atlanta, GA

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Atlanta, GA

STOCK LISTING
NASDAQ Symbol:  FSTW


FORM 10-K
A copy of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:

Judith A. Vitale
Vice President, Finance and Administration
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

PRODUCT INQUIRIES
For more information about the Company's products and services, e-mail Firstwave at info@firstwave.net or call 770-431-1200/toll-free 800-540-6061. Visit Firstwave's web site at www.firstwave.net.

The following table shows the price range of the Company's Common Stock (high and low close information) for the indicated fiscal quarters. The prices represent quotations between dealers and do not necessarily represent actual transactions and do not include retail mark-ups, mark-downs or commissions. As of December 31, 1999 there were approximately 107 shareholders of record and approximately 4,200 persons or entities who hold common stock in nominee name.



STOCK PRICE TABLE


1999         First       Second       Third     Fourth
----       --------   -----------   --------   --------
High       $   3.25   $      2.50   $   8.63   $ 4.25
Low        $   1.75   $      1.38   $   1.50   $ 1.94




1998           First    Second          Third    Fourth
----           -----    -------         -----    ------
High       $   5.63   $      5.13   $   5.13   $ 3.88
Low        $   4.31   $      4.25   $   2.50   $ 1.63

                          FIRSTWAVE TECHNOLOGIES, INC.
                            OVERLOOK III, SUITE 1000
                              2859 PACES FERRY ROAD
                                ATLANTA, GA 30339
                               PHONE 770-431-1200
                                FAX 770-431-1201

                                WWW.FIRSTWAVE.NET




(C)2000 Firstwave Technologies, Inc. Firstwave and the Firstwave logo are registered trademarks of Firstwave Technologies, Inc.