Form 10-K405, Exhibit 13
period 2000-12-31
FIRSTWAVE TECHNOLOGIES INC
filed 2001-04-17
CIK 897078

                                                                      EXHIBIT 13


[FIRST WAVE LOGO]




                          FIRSTWAVE TECHNOLOGIES, INC.

                               2000 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

                                                                      For the Year Ended December 31,
                                                                   (In thousands, except per share amounts)

                                                    2000            1999           1998            1997            1996
                                                 ------------------------------------------------------------------------
Net revenues                                     $  9,503        $ 11,193        $ 14,537        $ 15,848        $ 23,222
Loss before income taxes                           (3,144)         (1,912)         (3,034)         (1,377)        (10,115)
Income tax (provision) benefit                     (2,852)            (40)            (91)           (133)          1,055
Net loss                                           (5,996)         (1,952)         (3,125)         (1,510)         (9,060)
Net loss applicable to common shareholders         (6,116)         (2,075)         (3,125)         (1,510)         (9,060)
Basic and diluted net loss per share                (1.02)          (0.40)          (0.61)          (0.30)          (1.81)
Total assets                                        9,307          12,023          11,322          14,286          18,367
Total non current liabilities                          --              --              --              --             125
Common stock subject to repurchase                     --              --              --             300              --
Redeemable preferred stock                          1,702           2,000              --              --              --
Basic and diluted weighted average
  shares outstanding                                6,011           5,250           5,125           5,035           5,000



TABLE OF CONTENTS

Letter to Shareholders ......................................................        2
Report of Independent Accountants ...........................................        3
Condensed Consolidated Balance Sheet ........................................        4
Condensed Consolidated Statement of Operations ..............................        5
Condensed Consolidated Statement of Changes in Shareholders' Equity .........        6
Condensed Consolidated Statement of Cash Flows ..............................        7
Board of Directors ..........................................................        8
Officers ....................................................................        8
Shareholder Information .....................................................        9

LETTER TO SHAREHOLDERS


It has been a challenging year for all of us in the technology industry, including Firstwave Technologies, Inc. Firstwave endured perhaps one of its, and the industry's, toughest years, and used the time and resources to improve our product and organization. As we begin 2001, Firstwave is in a better and more solid position from a technology standpoint than we were at the beginning of last year. This year we are challenged by the slowdown in the economy which has caused technology decisions to be delayed until potential customers feel comfortable about their own business outlook in this economy.

OUR TECHNOLOGY
Firstwave has continued to focus on and invest in developing and improving its web-based product - a product that was recognized in 2000 and 2001 as the "Best Internet-based CRM Solution" by the Denali Group, a leading industry analyst, and then received the "CRM Excellence Award" from the Technology Marketing Corporation. General market conditions and the fact that Firstwave is both in the technology sector and a provider primarily for technology customers, contributed to the difficulty we experienced in generating the new software license revenue we had hoped to achieve. Firstwave has a one hundred percent web-based customer relationship software package that delivers functions and features that address today's technology demands.

OUR FINANCIAL POSITION AND OUTLOOK
Although total revenues for 2000 were $9.5 million and lower than expected, our software license revenues increased over the preceding year to $2.7 million. To provide working capital, Firstwave received $702,000 in equity financing in November 2000, closed a $1.75 million line of credit in December 2000, and I loaned $750,000 to the Company in early February 2001. In addition, the Company is pursuing long term equity and/or debt financing to provide the Company additional resources to expand its sales and marketing capabilities.

OUR FIRSTWAVE TEAM
During the past year, Firstwave has continued to attract talented, veteran CRM employees. Firstwave's leading edge technology and commitment to serving the customer has attracted some of the best in the industry, and we are excited to build a truly fine and committed team. This includes Firstwave's UK operation that has undergone a major turnaround in 2000 under its new management team. With Russell Loarridge's leadership, we hope that the UK office will contribute significantly to our revenue this year.

LOOKING AHEAD
Firstwave has been a leader, a contender and a player in the CRM market for sixteen years - longer than most, and longer than some of our competitors combined. We invented "sales force automation" before anyone knew they needed it, and we have now re-invented CRM to provide the middle market with the Internet-based product they are now beginning to want. Firstwave has an award-winning product and a team committed to delivering quality, value and service to our customers.



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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Firstwave Technologies, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Firstwave Technologies, Inc. and its subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows for each of the three years in the period ended December 31, 2000 (not presented herein); and in our report dated April 16, 2001, we expressed an unqualified opinion on those consolidated financial statements.

As discussed in Note 6 to the consolidated financial statements, the Company has revised the consolidated financial statements as of December 31, 1999 to present $2,000,000 of preferred stock subject to mandatory redemption features as Redeemable Preferred Stock outside of shareholders' equity.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



PricewaterhouseCoopers LLP
Atlanta, GA
April 16, 2001

CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                             DECEMBER 31,
                                                                                        2000               1999
ASSETS
 Current assets
   Cash and cash equivalents                                                          $  1,281           $  2,029
   Restricted cash                                                                       2,200                 --
   Investment securities, held to maturity                                                  --              1,631
   Accounts receivable, less allowance for doubtful
     accounts of $287 and $345                                                           1,774              1,937
   Deferred tax asset                                                                       --                200
   Prepaid expenses and other assets                                                       444                289
                                                                                      --------           --------
       Total current assets                                                              5,699              6,086

 Property and equipment, net                                                               717                922
 Software development costs, net                                                         2,580              1,918
 Goodwill                                                                                  311                476
 Deferred tax asset                                                                         --              2,621
                                                                                      --------           --------
                                                                                      $  9,307           $ 12,023
                                                                                      --------           --------
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
   Accounts payable                                                                   $    679           $    570
   Sales tax payable                                                                       127                152
   Deferred revenue                                                                      1,047              1,519
   Accrued employee compensation and benefits                                              216                173
   Borrowings                                                                            2,836                 --
   Dividends payable                                                                       113                123
   Other accrued liabilities                                                                61                 78
                                                                                      --------           --------
       Total current liabilities                                                         5,079              2,615
                                                                                      --------           --------
 Redeemable Preferred Stock
   Preferred stock, no par value; 1,000,000 shares authorized; 20,000 shares issued; 17,020 and 20,000 shares outstanding;
     $100 per share liquidation preference                                               1,702              2,000
                                                                                      --------           --------

Commitments and contingencies

Shareholders' equity
  Common stock, par value, $.0019 per share; 10,000,000
    shares authorized; 6,288,472 and 5,740,283 shares
    issued and outstanding                                                                  12                 11
   Additional paid-in capital                                                           22,587             21,451
   Cumulative translation account                                                          (28)                (5)
   Accumulated deficit                                                                 (20,045)           (14,049)
                                                                                      --------           --------
                                                                                         2,526              7,408
                                                                                      --------           --------
                                                                                      $  9,307           $ 12,023
                                                                                      --------           --------

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        For the year ended
                                                                           December 31,
                                                             2000              1999                1998
Net revenues
  Software                                                $  2,680           $  2,430           $  3,528
  Services                                                   2,964              3,422              5,035
  Maintenance                                                3,625              4,923              5,431
  Other                                                        234                418                543
                                                          --------           --------           --------
                                                             9,503             11,193             14,537
Costs and expenses
  Cost of revenues
    Software                                                 1,031                920                744
    Services                                                 2,295              2,400              3,566
    Maintenance                                              1,556              1,494              1,643
    Other                                                      184                395                500
  Sales and marketing                                        4,223              3,612              5,983
  Product development                                          844              1,618              2,080
  General and administrative                                 2,578              2,789              3,233
                                                          --------           --------           --------
      Operating loss                                        (3,208)            (2,035)            (3,212)

Interest income, net                                            64                123                178
                                                          --------           --------           --------
      Loss before income taxes                              (3,144)            (1,912)            (3,034)

Income tax provision                                        (2,852)               (40)               (91)
                                                          --------           --------           --------
      Net loss                                              (5,996)            (1,952)            (3,125)
                                                          --------           --------           --------

Dividends on preferred stock                                  (120)              (123)                --
                                                          --------           --------           --------
      Net loss applicable to common shareholders          $ (6,116)          $ (2,075)          $ (3,125)
                                                          --------           --------           --------

Basic and diluted net loss per share                      $  (1.02)          $  (0.40)          $  (0.61)
                                                          --------           --------           --------

Basic and diluted weighted average
  shares outstanding                                         6,011              5,250              5,125
                                                          --------           --------           --------

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (IN THOUSANDS, EXCEPT SHARE DATA]

                                                                               UNREALIZED    COMPRE-    ACCUMULATED
                                              COMMON STOCK      ADDITIONAL    GAIN/(LOSS)    HENSIVE          OTHER
                                           ------------------      PAID-IN  ON INVESTMENT     INCOME  COMPREHENSIVE
                                              SHARES   AMOUNT      CAPITAL     SECURITIES     (LOSS)  INCOME/(LOSS)
                                           ---------   ------   ----------  -------------    -------  -------------

Balance at December 31, 1997               5,033,027     $  9     $ 19,329        $   (14)        --             --

Exercise of common stock options              34,511       --          112             --         --             --
Employee stock purchases                       6,081       --           19             --         --             --
Issuance of stock options                         --       --            7             --         --             --
Issuance of stock in connection
  with Netgain acquisition                    77,703        1          346             --         --             --
Realized loss on investment
  securities                                      --       --           --             14         --             --
Comprehensive loss
Net loss                                          --       --           --             --     (3,125)            --
Foreign currency translation adjustment           --       --           --             --         34             34
                                                                                              ------
  Comprehensive loss                                                                          (3,091)
                                                                                              ------
                                           ---------      ---     --------        -------                   -------
Balance at December 31, 1998               5,151,322       10       19,813             --                        34

Exercise of common stock options              84,066                   243             --         --             --
Employee stock purchases                       4,895                     9             --         --             --
Issuance of stock and warrants               500,000        1        1,509             --         --             --
Dividends                                                             (123)

Comprehensive loss
Net loss                                          --       --           --             --     (1,952)            --
Foreign currency translation adjustment           --       --           --             --        (39)           (39)
                                                                                            --------
  Comprehensive loss                                                                        $ (1,991)
                                                                                            --------
                                           ---------      ---     --------        -------                   -------
Balance at December 31, 1999               5,740,283       11       21,451             --                        (5)

Exercise of common stock options              60,374                   196             --         --             --
Employee stock purchases                       2,379                     8             --         --             --
Conversion of Series A Preferred to Common   485,436        1          999
Issuance of warrants                              --       --           46             --         --             --
Dividends                                                             (113)

Comprehensive loss
Net loss                                          --       --           --             --     (5,996)            --
Foreign currency translation adjustment           --       --           --             --        (23)           (23)
                                                                                            --------
  Comprehensive loss                                                                        $ (6,019)
                                                                                            --------
                                           ---------      ---     --------        -------                   -------
Balance at December 31, 2000               6,288,472     $ 12     $ 22,587        $    --                   $   (28)
                                           ---------      ---     --------        -------                   -------



                                            ACCUMULATED
                                                DEFICIT      TOTAL
                                            -----------   --------

Balance at December 31, 1997                  $ (8,972)   $ 10,352

Exercise of common stock options                    --         112
Employee stock purchases                            --          19
Issuance of stock options                           --           7
Issuance of stock in connection
  with Netgain acquisition                          --         347
Realized loss on investment
  securities                                        --          14
Comprehensive loss
Net loss                                        (3,125)     (3,125)
Foreign currency translation adjustment             --          34

  Comprehensive loss

                                              --------    --------
Balance at December 31, 1998                   (12,097)      7,760

Exercise of common stock options                    --         243
Employee stock purchases                            --           9
Issuance of stock and warrants                      --       1,510
Dividends                                                     (123)

Comprehensive loss
Net loss                                        (1,952)     (1,952)
Foreign currency translation adjustment             --         (39)

  Comprehensive loss

                                              --------    --------
Balance at December 31, 1999                   (14,049)      7,408

Exercise of common stock options                    --         196
Employee stock purchases                            --           8
Conversion of Series A Preferred to Common                   1,000
Issuance of warrants                                --          46
Dividends                                                     (113)

Comprehensive loss
Net loss                                        (5,996)     (5,996)
Foreign currency translation adjustment             --         (23)

  Comprehensive loss

                                              --------    --------
Balance at December 31, 2000                  $(20,045)   $  2,526
                                              --------    --------

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

                                                                                   FOR THE YEAR ENDED
                                                                                       DECEMBER 31,
                                                                         2000              1999              1998
Cash flows from operating activities
 Net loss                                                            $ (5,996)         $ (1,952)         $ (3,125)
 Adjustments to reconcile net loss to net cash
   used in operating activities
     Depreciation and amortization                                      1,620             1,670             1,741
     (Gain)/loss on disposal of fixed assets                               (1)               71               (13)
     Interest on investments                                              (22)               --                --
     Provision for bad debts                                              (47)               81                83
     Stock compensation                                                    --                10                 7
     Deferred tax asset                                                 2,821                --                --
     Changes in assets and liabilities (net of acquisition)
       Accounts receivable                                                210             1,119              (182)
       Prepaid expenses and other assets                                 (155)              (94)              121
       Accounts payable                                                   109              (783)              146
       Accrued restructuring                                               --                --              (325)
       Sales tax payable                                                  (25)             (112)                2
       Deferred revenue                                                  (472)              (62)             (114)
       Accrued employee compensation and benefits                          43              (111)             (361)
       Other accrued liabilities                                          (17)               --                59
                                                                     --------          --------          --------
            Total adjustments                                           4,064             1,789             1,164
                                                                     --------          --------          --------
            Net cash used in operating activities                      (1,932)             (163)           (1,961)
                                                                     --------          --------          --------
Cash flows from investing activities
 Software development costs                                            (1,563)           (1,861)             (200)
 Business acquisitions                                                     --                --              (246)
 Purchases of property and equipment, net                                (383)             (309)             (496)
 Purchase of investment securities                                       (493)           (1,631)           (9,394)
 Proceeds from sale of investment securities                            2,146                --             9,408
                                                                     --------          --------          --------
            Net cash used in investing activities                        (293)           (3,801)             (928)
                                                                     --------          --------          --------
Cash flows from financing activities
 Proceeds from issuance of redeemable preferred stock                     702             2,000                --
 Proceeds from issuance of common stock                                    46             1,500                --
 Exercise of common stock options                                         196               243               112
 Proceeds from employee stock purchase plan                                 8                 9                19
 Proceeds from borrowings                                               2,836                --                --
 Purchase of investments used to secure borrowings                     (2,200)               --                --
 Payment of dividends on redeemable preferred stock                      (123)               --                --
                                                                     --------          --------          --------
            Net cash provided by financing activities                   1,465             3,752               131
                                                                     --------          --------          --------
Effect of exchange rate changes on cash                                    12                (4)               34
Net decrease in cash                                                     (748)             (216)           (2,724)
Cash and cash equivalents, beginning of year                            2,029             2,245             4,969
                                                                     --------          --------          --------
Cash and cash equivalents, end of year                               $  1,281          $  2,029          $  2,245
                                                                     --------          --------          --------

Supplemental disclosure of cash flow information
 Cash paid for interest                                              $     61          $     --          $      1
                                                                     --------          --------          --------
 Cash paid for income taxes                                          $     30          $     40          $     91
                                                                     --------          --------          --------

BOARD OF DIRECTORS

JAMES R. PORTER, CHAIRMAN

Mr. Porter has been a director of the Company since the Company's initial public offering in March 1993. He served from September 1985 until February 1997 as President, Chief Executive Officer and a director of Triad Systems Corporation, a provider of business and information management solutions for the retail hard lines industry and the automotive aftermarket. From February 1997 through June 1999, Mr. Porter served as Chairman of the Board of CCI/Triad and continues to serve on the CCI/Triad Board of Directors. Previously, he served as Executive Vice President of Informatics General Corporation and United Systems International. Mr. Porter serves on the Board of Regents of Pepperdine University and on the Board of Trustees of Abilene Christian University. Mr. Porter is also a director of Silicon Valley Bank, Cardone Industries, Inc., Cellular Technical Services, CCI/Triad, and American Central Gas Technologies. Mr. Porter earned his BS from Texas A&M and attended Harvard Graduate School of Business.

ROGER A. BABB

Mr. Babb has been a director of the Company since March 1999. He is President and founder of Operation Simulation Associates, Inc., a software company developing power system simulation software and providing consulting services to the electric power industry. He is also Chief Executive Officer of Babb Cellular Concrete International and Vice President of Babb Lumber Company, Inc., related building material manufacturing companies. He earned his BS in Electrical Engineering from the Georgia Institute of Technology.

RICHARD T. BROCK

Mr. Brock has served on the Board of Directors since the Company's inception in October 1984, and currently serves as the Company's President and Chief Executive Officer. He also served as the Company's Chief Executive Officer from October 1984 until November 1992, and from November 1994 until December 1996. Mr. Brock is the founder of Brock Capital Partners, a capital investment firm. He is also a director of Datastream Systems, Inc., a leading provider of maintenance software. Prior to founding the Company, Mr. Brock founded and served as Chief Executive Officer of Management Control Systems, Inc., now a division of Research Institute of America. Mr. Brock received a MBA from Louisiana State University and a BS from Spring Hill College. He is also a Certified Public Accountant.

JOHN F. KEANE

Mr. Keane has been a director of the Company since December 1997. He is Chairman of Keane, Inc., an application development, outsourcing and integration services firm, which he founded in 1965. Previous to this, Mr. Keane held various positions in marketing for IBM and was a consultant for Arthur D. Little. He serves as a director of Perkin Elmer, a global technology company that supplies products to industrial markets. He is a graduate of Harvard College and Harvard School of Business.

MICHAEL T. MCNEIGHT

Mr. McNeight has been a director of the Company since May 1998. He served as Vice President of Sales Operations of Internet Security Systems, Inc., a software company providing network security analysis and intrusion detection systems, from 1996 until his retirement in 2001. From 1995 to 1996, Mr. McNeight was Senior Vice President at TSW International, Inc., a leading supplier of plant performance and maintenance management software. From 1993 through 1994, he served as Vice President and then President and Chief Executive Officer of Aurum Software, Inc., a leading software company specializing in sales, marketing and customer support automation. He received his BA from Oklahoma State University and his MS from Texas Christian University.

OFFICERS

RICHARD T. BROCK
President and Chief Executive Officer

R. KELLY MAYO
Vice President, Technical Services

JUDITH A. VITALE
Vice President, Finance and Administration

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339
(770) 431-1200

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY  10038
Information Contact:
Ms. Diane Strong
718-921-8145

ANNUAL MEETING OF SHAREHOLDERS
Monday, May 14, 2001 at 2:00 p.m.
Firstwave Technologies, Inc. Corporate Offices
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

CORPORATE COUNSEL
Kilpatrick Stockton LLP
Atlanta, GA

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Atlanta, GA

STOCK LISTING
NASDAQ Symbol:  FSTW

FORM 10-K

A copy of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:

Judith A. Vitale
Vice President, Finance and Administration
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA  30339

PRODUCT INQUIRIES

For more information about the Company's products and services, e-mail Firstwave at info@firstwave.net or call 770-431-1200/toll-free 800-540-6061. Visit Firstwave's web site at www.firstwave.net.

STOCK PRICE TABLE

The following table shows the price range of the Company's Common Stock (high and low close information) for the indicated fiscal quarters as reported by NASDAQ. The prices represent quotations between dealers and do not necessarily represent actual transactions and do not include retail mark-ups, mark-downs or commissions. As of December 31, 2000 there were approximately 89 shareholders of record and approximately 4,379 persons or entities who hold common stock in nominee name.

2000           First          Second          Third          Fourth
-------------------------------------------------------------------
High          $18.19          $11.94          $ 5.25         $ 3.13
Low           $ 3.19          $ 3.03          $ 2.06         $ 0.88
-------------------------------------------------------------------

1999           First          Second          Third          Fourth
-------------------------------------------------------------------
High          $ 3.25          $ 2.50          $ 8.63         $ 4.25
Low           $ 1.75          $ 1.38          $ 1.50         $ 1.94
-------------------------------------------------------------------

                          FIRSTWAVE TECHNOLOGIES, INC.
                            OVERLOOK III, SUITE 1000
                              2859 PACES FERRY ROAD
                                ATLANTA, GA 30339
                               PHONE 770-431-1200
                                FAX 770-431-1201

                                WWW.FIRSTWAVE.NET



(C)2001 Firstwave Technologies, Inc. Firstwave and the Firstwave logo are registered trademarks of Firstwave Technologies, Inc.