Form 10-K405, Exhibit 13
period 2001-12-31
FIRSTWAVE TECHNOLOGIES INC
filed 2002-03-29
CIK 897078

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

54

[FIRSTWAVE LOGO]

 FIRSTWAVE TECHNOLOGIES, INC.

2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31, (In thousands, except per share amounts)
	2001	2000	1999	1998	1997
Net revenues	$8,501	$9,503	$11,193	$14,537	$15,848
Loss before income taxes	(1,214)	(3,144)	(1,912)	(3,034)	(1,377)
Income tax (provision) benefit	(6)	(2,852)	(40)	(91)	(133)
Net loss	(1,220)	(5,996)	(1,952)	(3,125)	(1,510)
Net loss applicable to common shareholders	(1,825)	(6,116)	(2,075)	(3,125)	(1,510)
Basic and diluted net loss per share	(0.87)	(3.05)	(1.19)	(1.83)	(0.90)
Total assets	6,016	9,307	12,023	11,322	14,286
Total non current liabilities	—	—	—	—	—
Common stock subject to repurchase	—	—	—	—	300
Redeemable preferred stock	—	1,702	2,000	—	—
Basic and diluted weighted average shares outstanding	2,099	2,003	1,750	1,708	1,678

TABLE OF CONTENTS

Letter to Shareholders	2
Condensed Consolidated Balance Sheet	3
Condensed Consolidated Statement of Operations	4
Condensed Consolidated Statement of Changes in Shareholders' Equity	5
Condensed Consolidated Statement of Cash Flows	6
Report of Independent Accountants	7
Board of Directors	8
Officers	9
Shareholder Information	9

Note: Except for historical information contained herein, the matters set forth in this annual report contain forward-looking statements. The Company noted that the forward-looking statements contained in this report involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, such as the Company's capital requirements and other liquidity concerns, potential fluctuations in quarterly results due to market demand, competition, technological developments, the Company's ability to continue to comply with NASDAQ listing requirements, and the size, timing, and contractual terms of orders, and also the risks and uncertainties discussed in the Company's Form 10-K, filed with the Securities and Exchange Commission on March 29, 2002, under the caption "Risk Factors," which discussion is incorporated herein by this reference.

LETTER TO SHAREHOLDERS

        Firstwave Technologies, in 2001, likens its past year to the rise of the legendary phoenix from the ashes to live another life—and Firstwave is just beginning that new life. During the first half of the year, Firstwave focused on our primary principles—delivering leading-edge technology while maintaining customer satisfaction with the goal of creating value for our shareholders. To achieve this goal, the Company kept expense levels low while continuing to enhance our totally web-based Customer Relationship Management (CRM) offering and building a pipeline of potential customers. Firstwave's commitment to its principles resulted in the best quarter the Company has had in four years with a profitable fourth quarter and several major customer project undertakings. We will remain focused on our core principles in the coming year with plans to continue our improved performance.

        Our Technology.    Firstwave's totally web-based technology continues to receive industry recognition—as the "Best Internet-based CRM Solution" for 2001 and 2000 by the Denali Group, a leading industry analyst, and as one of the "Top 30 CRM software packages" for 2002, 2001, and 2000 by ISM, Inc., a leading CRM consulting and research firm. Customers implementing our eCRM suite are impressed with its ease of use capabilities and rapid deployment. During 2001, we announced a partnership for hosting our application with IBM, thereby offering a solution for our customers looking for an ASP application. We also began rebuilding strong global partnerships. Strategic partnerships in the UK continue to produce significant contributions, and our partner in Australia is building an impressive pipeline of potential prospects for our CRM solution.

        Our Financial Position.    Revenues for 2001 were $8.5 million, which were down from 2000, but net loss for the year decreased 70%, from $6,116,000 in 2000, to $1,825,000 in 2001. To clarify this improvement, the loss for 2000 was increased by the write-off at the end of 2000 of the $2.8 million deferred tax asset Firstwave had previously carried on its balance sheet. Services revenues led the way increasing 56%, or $1,647,000, while related services expenses decreased 13%, or $292,000. However, an important note is profitability and growth of revenue in the fourth quarter which produced a profit of $309,000, or $0.15 earnings per basic share. In addition, we are very pleased that our cash balance of $1.9 million reflects an increase of 45%, or $579,000, over December 31, 2000, even after paying down all outstanding debt during the year. For the year ended December 31, 2000, our independent accountants issued their opinion with a going concern explanation. However, for the year ended December 31, 2001, we are pleased that our independent accountants have issued an opinion without a going concern explanation. We feel our improved financial performance and outlook warrants this change in the opinion.

        Our Firstwave Team.    We are beginning to expand our sales and marketing efforts as well as our development and services teams. Our product recognition and customer satisfaction enable us to attract talented CRM employees. We bring more than 17 years of experience to our CRM solution and continue to build and improve our technology based on our knowledge and experience in this industry—we sincerely believe that we can deliver an affordable, efficient and focused CRM solution to our customers. The experience, talent and vision of our team will continue to deliver customer satisfaction and create shareholder value.

        Looking Ahead.    Our success in returning to profitability during a time of financial crisis has generated significant enthusiasm and energy both in the marketplace and internally. We continue to build an exceptional network of satisfied customers, business partners and employees, all of whom recognize the value of delivering a customer-focused solution. Although the economy and industry have produced new challenges, opportunities continue to grow. I encourage you to attend our Annual Meeting of Shareholders on May 2, 2002, to be held in our offices in Atlanta, Georgia. You will have an opportunity to see our new product and meet the Firstwave team.

        Thank you to our customers who believed in us, to our employees for your many contributions, and to our stockholders for your continuing support. We look forward to an exciting year of growth at Firstwave Technologies.

/s/ Richard T. Brock

Richard T. Brock
President and Chief Executive Officer

CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,
	2001	2000
Assets
Current assets
Cash and cash equivalents	$1,860	$1,281
Restricted cash	—	2,200
Accounts receivable, less allowance for doubtful accounts of $90 and $287	1,333	1,774
Prepaid expenses and other assets	474	444

Total current assets	3,667	5,699
Property and equipment, net	421	717
Software development costs, net	1,762	2,580
Goodwill	166	311

	$6,016	$9,307

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$575	$679
Sales tax payable	400	127
Deferred revenue	663	1,047
Accrued employee compensation and benefits	145	216
Borrowings	—	2,836
Dividends payable	223	113
Other accrued liabilities	53	61

Total current liabilities	2,059	5,079

Redeemable Preferred Stock
Preferred stock, no par value; 1,000,000 shares authorized; 27,020 shares issued; 17,020 shares outstanding; $100 per share liquidation preference	—	1,702

Commitments and contingencies
Shareholders' equity
Preferred stock, no par value; 1,000,000 shares authorized; 43,687 shares issued; 33,687 shares outstanding; 17,020 shares @$100 per share liquidation preference 16,667 shares @$75 per share liquidation preference	2,833	—
Common stock, par value, $.0019 per share; 10,000,000 shares authorized; 2,100,351 and 2,096,157 shares issued and outstanding	12	12
Additional paid-in capital	22,403	22,587
Cumulative translation account	(26)	(28)
Accumulated deficit	(21,265)	(20,045)

	3,957	2,526

	$6,016	$9,307

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	For the year ended December 31,
	2001	2000	1999
Net revenues
Software	$1,201	$2,680	$2,430
Services	4,611	2,964	3,422
Maintenance	2,610	3,625	4,923
Other	79	234	418

	8,501	9,503	11,193
Costs and expenses
Cost of revenues
Software	1,283	1,031	920
Services	2,003	2,295	2,400
Maintenance	878	1,556	1,494
Other	51	184	395
Sales and marketing	2,472	4,223	3,612
Product development	570	844	1,618
General and administrative	2,481	2,578	2,789

Operating loss	(1,237)	(3,208)	(2,035)
Interest income, net	(57)	64	123
Other income	80	—	—

Loss before income taxes	(1,214)	(3,144)	(1,912)
Income tax provision	(6)	(2,852)	(40)

Net loss	(1,220)	(5,996)	(1,952)

Dividends on preferred stock	(605)	(120)	(123)

Net loss applicable to common shareholders	$(1,825)	$(6,116)	$(2,075)

Basic and diluted net loss per share	$(.87)	$(3.05)	$(1.19)

Basic and diluted weighted average shares outstanding	2,099	2,003	1,750

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

	Common Stock(1)		Preferred Stock				Accumulated other comprehensive income/(loss)
					Additional paid-in capital	Comprehensive income (loss)		Accumulated deficit
	Shares	Amount	Shares	Amount					Total
Balance at December 31, 1998	1,717,107	$10	—	$—	$19,813	$—	$34	$(12,097)	$7,760
Exercise of common stock options	28,022	—	—	—	243	—	—	—	243
Employee stock purchases	1,632	—	—	—	9	—	—	—	9
Issuance of stock and warrants	166,667	1	—	—	1,509	—	—	—	1,510
Dividends	—	—	—	—	(123)	—	—	—	(123)
Comprehensive loss
Net loss	—	—	—	—	—	(1,952)	—	(1,952)	(1,952)
Foreign currency translation adjustment	—	—	—	—	—	(39)	(39)	—	(39)

Comprehensive loss						(1,991)

Balance at December 31, 1999	1,913,428	11	—	—	21,451		(5)	(14,049)	7,408
Exercise of common stock options	20,125	—	—	—	196	—	—	—	196
Employee stock purchases	792	—	—	—	8	—	—	—	8
Conversion of Series A Preferred to Common	161,812	1	—	—	999	—	—	—	1,000
Issuance of warrants	—	—	—	—	46	—	—	—	46
Dividends	—	—	—	—	(113)	—	—	—	(113)
Comprehensive loss
Net loss	—	—	—	—	—	(5,996)	—	(5,996)	(5,996)
Foreign currency translation adjustment	—	—	—	—	—	(23)	(23)	—	(23)

Comprehensive loss						(6,019)

Balance at December 31, 2000	2,096,157	12	—	—	22,587		(28)	(20,045)	2,526
Exercise of common stock options	567	—	—	—	3	—	—	—	3
Employee stock purchases	3,556	—	—	—	9	—	—	—	9
Shares issued at reverse split due to rounding	71	—	—	—	—	—	—	—	—
Series A Convertible Preferred Stock(2)	—	—	10,000	1,000	—	—	—	—	1,000
Series B Convertible Preferred Stock(2)	—	—	7,020	702	—	—	—	—	702
Series C Convertible Preferred Stock(3)	—	—	16,667	1,131	—	—	—	—	1,131
Dividends	—		—	—	(196)	—	—	—	(196)
Comprehensive loss
Net loss	—	—	—	—	—	(1,220)	—	(1,220)	(1,220)
Foreign currency translation adjustment	—	—	—	—	—	2	2	—	2

Comprehensive loss	—	—	—	—	—	$(1,218)

Balance at December 31, 2001	2,100,351	$12	33,687	$2,833	$22,403		$(26)	$(21,265)	$3,957
(1)
Represents values after 1 for 3 reverse stock split effective 9/12/01.
(2)
Represents amounts reclassified from redeemable securities to permanent equity per an amendment to the Company's Articles of Incorporation and shareholder approval effective 9/7/01.
(3)
Represents shares issued upon shareholder approval establishing Series C preferred Stock and conversion of debt.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

	For Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net loss	$(1,220)	$(5,996)	$(1,952)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,740	1,620	1,670
(Gain)/loss on disposal of fixed assets	6	(1)	71
Interest on investments	—	(22)	—
Provision for bad debts	136	(47)	81
Stock compensation	—	—	10
Deferred tax asset	—	2,821	—
Changes in assets and liabilities (net of acquisition)
Accounts receivable	305	210	1,119
Prepaid expenses and other assets	(30)	(155)	(94)
Accounts payable	(104)	109	(783)
Sales tax payable	273	(25)	(112)
Deferred revenue	(384)	(472)	(62)
Accrued employee compensation and benefits	(71)	43	(111)
Other accrued liabilities	(8)	(17)	—

Total adjustments	1,863	4,064	1,789

Net cash provided by/(used in) operating activities	643	(1,932)	(163)

Cash flows from investing activities
Software development costs	(426)	(1,563)	(1,861)
Purchases of property and equipment,net	(70)	(383)	(309)
Purchase of investment securities	(711)	(493)	(1,631)
Proceeds from sale of investment securities	691	2,146	—
Loss on investments	20	—	—

Net cash used in investing activities	(496)	(293)	(3,801)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net	1,131	702	2,000
Proceeds from issuance of common stock	—	46	1,500
Exercise of common stock options	3	196	243
Proceeds from employee stock purchase plan	9	8	9
Proceeds from borrowings	750	2,836	—
Repayment of borrowings	(3,586)	—	—
Purchase of investments used to secure borrowings	—	(2,200)	—
Proceeds from investments used to secure borrowings	2,200	—	—
Payment of dividends on convertible preferred stock	(86)	(123)	—

Net cash provided by financing activities	421	1,465	3,752

Effect of exchange rate changes on cash	11	12	(4)
Net increase/(decrease) in cash	579	(748)	(216)
Cash and cash equivalents, beginning of year	1,281	2,029	2,245

Cash and cash equivalents, end of year	$1,860	$1,281	$2,029

Supplemental disclosure of cash flow information
Cash paid for interest	$124	$61	$—

Cash paid for income taxes	$6	$30	$40

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders
Firstwave Technologies, Inc.
Atlanta, Georgia

        We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Firstwave Technologies, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated March 14, 2002, we expressed an unqualified opinion on those consolidated financial statements. The financial statements of Firstwave Technologies, Inc. and subsidiary as of December 31, 2000 and for the years ended December 31, 2000 and 1999, were audited by other auditors whose report dated April 16, 2001, expressed an unqualified opinion on those financial statements and expressed uncertainty regarding Firstwave Technologies, Inc. and subsidiary's ability to continue as a going concern.

        In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
March 14, 2002

BOARD OF DIRECTORS

James R. Porter, Chairman

Mr. Porter has been a director of the Company since the Company's initial public offering in March 1993. He served from September 1985 until February 1997 as President, Chief Executive Officer and a director of Triad Systems Corporation, a provider of business and information management solutions for the retail hard lines industry and the automotive aftermarket. From February 1997 through June 1999, Mr. Porter served as Chairman of the Board of CCI/Triad and continues to serve on the CCI/Triad Board of Directors. Previously, he served as Executive Vice President of Informatics General Corporation and United Systems International. Mr. Porter serves on the Board of Regents of Pepperdine University and on the Board of Trustees of Abilene Christian University. Mr. Porter is also a director of Silicon Valley Bank, Cardone Industries, Inc., CCI/Triad, and American Central Gas Technologies. Mr. Porter earned his BS from Texas A&M and attended Harvard Graduate School of Business.

Roger A. Babb

Mr. Babb has been a director of the Company since March 1999. He is President and founder of Operation Simulation Associates, Inc., a software company developing power system simulation software and providing consulting services to the electric power industry. He is also Chief Executive Officer of Babb International and a director of Babb Lumber Company, Inc., both are building material manufacturing companies. He earned his BS in Electrical Engineering from the Georgia Institute of Technology.

Richard T. Brock

Mr. Brock has been a director of the Company since the Company's inception in October 1984, and currently serves as the Company's President and Chief Executive Officer. He also served as the Company's Chief Executive Officer from October 1984 until November 1992, and from November 1994 until December 1996. Mr. Brock is the founder of Brock Capital Partners, a capital investment firm. He is also a director of Datastream Systems, Inc., a leading provider of maintenance software. Prior to founding the Company, Mr. Brock founded and served as Chief Executive Officer of Management Control Systems, Inc. Mr. Brock received a MBA from Louisiana State University and a BS from Spring Hill College. He is also a Certified Public Accountant.

John F. Keane

Mr. Keane has been a director of the Company since December 1997. He is Chairman of Keane, Inc., an application development, outsourcing and integration services firm, which he founded in 1965. Previous to this, Mr. Keane held various positions in marketing for IBM and was a consultant for Arthur D. Little. He serves as a director of Perkin Elmer, a global technology company that supplies products to industrial markets. He also serves as a director of American Power Conversion, a provider of power protection systems and iPower Logistics, an e-marketplace for industrial distributors and manufacturers. He is a graduate of Harvard College and Harvard School of Business.

Michael T. McNeight

Mr. McNeight has been a director of the Company since May 1998. He served as Vice President of Sales Operations of Internet Security Systems, Inc., a software company providing network security analysis and intrusion detection systems, from 1996 until his retirement in 2000. From 1995 to 1996, Mr. McNeight was Senior Vice President at TSW International, Inc., a leading supplier of plant performance and maintenance management software. From 1993 through 1994, he served as Vice President and then President and Chief Executive Officer of Aurum Software, Inc., a leading software company specializing in sales, marketing and customer support automation. He received his BA from Oklahoma State University and his MS from Texas Christian University.

OFFICERS

Richard T. Brock
President and Chief Executive Officer

R. Kelly Mayo
Vice President, Technical Services

Debbie N. Qaqish
Vice President, Sales and Marketing

Judith A. Vitale
Chief Financial Officer

SHAREHOLDER INFORMATION

Corporate Headquarters
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA 30339
(770) 431-1200

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Information Contact:
Ms. Diane Strong
718-921-8145

Stock Listing
NASDAQ Symbol: FSTW

Annual Meeting of Shareholders
Thursday, May 2, 2002 at 2:00 p.m.
Firstwave Technologies, Inc. Corporate Offices
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA 30339

Corporate Counsel
Kilpatrick Stockton L.L.P.
Atlanta, GA

Independent Accountants
Cherry, Bekaert &Holland L.L.P.
Atlanta, GA

Form 10-K
A copy of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be sent to all stockholders. Additional copies will be sent upon request in writing to:

Judith A. Vitale
Chief Financial Officer
Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA 30339

Product Inquiries
For more information about the Company's products and services, e-mail Firstwave at info@firstwave.net or call 770-431-1200/toll-free 800-540-6061. Visit Firstwave's web site at www.firstwave.net.

STOCK PRICE TABLE

The following table shows the price range of the Company's Common Stock (high and low close information) for the indicated fiscal quarters as reported by NASDAQ. The prices represent quotations between dealers and do not necessarily represent actual transactions and do not include retail mark-ups, mark downs, or commissions. All stock prices for both years have been adjusted to reflect the one-for-three reverse stock split of the Common Stock effective September 12, 2001. As of December 31, 2001 there were approximately 54 shareholders of record and approximately 3,200 persons or entities who held common stock in nominee name.

2001	First	Second	Third	Fourth	2000	First	Second	Third	Fourth
High	$7.87	$3.90	$3.30	$2.19	High	$54.57	$35.82	$15.75	$9.39
Low	$2.62	$1.20	$1.62	$0.71	Low	$9.57	$9.09	$6.18	$2.64

[Firstwave Logo]

Firstwave Technologies, Inc.

Overlook III, Suite 1000

2859 Paces Ferry Road

Atlanta, GA 30339

770.431.1200

www.firstwave.net

2001 ANNUAL REPORT

 ©2002 Firstwave Technologies, Inc. Firstwave and the Firstwave logo are registered trademarks of
Firstwave Technologies, Inc.

QuickLinks

EXHIBIT 13